P.E. 2/11/02

8848703

02013433

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

1-11005

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

ARACRUZ CELULOSE S.A.

Rua Lauro Muller 116-21° Andar, Botafogo
Rio de Janeiro, 22299-900 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes__ No_X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARACRUZ CELULOSE S.A.
(Registrant)

Date: February 6, 2002

By: ______________________
Name: Agílio Leão de Macedo Filho
Title: Chief Financial Officer

<u>EXHIBIT INDEX</u>

1. Financial Statements of Aracruz Celulose S.A. and Aracruz Celulose S.A. and subsidiaries at December 31, 2001 and 2000, and Report of Independent Accountants, dated January 10, 2001.

2. Notes to Standard Financial Statements of the Company and its subsidiaries at December 31, 2001 prepared according to Brazilian GAAP.

EXHIBIT 1

Aracruz Celulose S.A. and Aracruz Celulose S.A. and subsidiaries

Financial Statements at December 31, 2001 and 2000 and Report of Independent Accountants

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Nossa Sra. da Penha, 699 Torre B
Ed. Century Towers - Cj. 801 a 806
29055-131 Vitória, ES - Brasil
Caixa Postal 01-0731
Telefone (027) 200-3139
Fax (027) 324-3239

Report of Independent Accountants

January 10, 2002

To the Directors and Stockholders of
Aracruz Celulose S.A.

1 We have audited the balance sheets of Aracruz Celulose S.A. and the consolidated balance sheets of Aracruz Celulose S.A. and its subsidiaries at December 31, 2001 and 2000 and the related statements of income, of changes in stockholders' equity and of changes in financial position of Aracruz Celulose S.A., as well as the related consolidated statements of income and of changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies; (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements; and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Aracruz Celulose S.A. and of Aracruz Celulose S.A. and its subsidiaries at December 31, 2001 and 2000 and the results of operations, the changes in stockholders' equity and the changes in financial position of Aracruz Celulose S.A. as well as the consolidated results of operations and changes in financial position, for the years then ended, in conformity with accounting principles prescribed by Brazilian Corporate Law.

4 Our audit was conducted for the purpose of forming an opinion on the financial statements referred to in the first paragraph, taken as a whole. The statements of cash flow and of value added are presented for purposes of additional information, and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures described in the second paragraph and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" ES

Osmar N. Schwacke
Sócio
Contador CRC 1RJ053817/0 "S" ES

Aracruz Celulose S.A. and
Aracruz Celulose S.A. and subsidiaries

Balance Sheets at December 31
In thousands of reais

Assets	Parent Company 2001	Parent Company 2000	Consolidated 2001	Consolidated 2000
Current assets				
Cash and cash equivalents	226	549	18,252	34,619
Marketable securities	1,051		42,094	10,578
Debt securities available-for-sale	940,906	631,656	940,906	631,656
Trade accounts receivable	193,362	87,981	202,949	174,102
Inventories	60,948	80,971	129,672	132,346
Tax credits	106,133	138,667	117,363	154,857
Advances to suppliers	4,795	3,243	7,415	6,537
Other accounts receivable	2,897	1,938	5,460	3,220
Other	3,979	8,515	5,045	10,003
	1,314,297	953,520	1,469,156	1,157,918
Non-current assets				
Advances to suppliers	35,656	24,140	35,656	24,140
Subsidiaries	24,604	20,559		
Tax credits	221,197	120,136	221,320	120,358
Judicial deposits	35,949	39,351	36,423	39,815
Other	1,665	1,819	1,846	1,966
	319,071	206,005	295,245	186,279
Permanent assets				
Investments	782,321	789,765	15,031	13,031
Property, plant and equipment	2,944,080	2,203,016	3,259,347	2,477,552
Deferred charges	19,694	28,784	100,909	104,297
	3,746,095	3,021,565	3,375,287	2,594,880
	5,379,463	4,181,090	5,139,688	3,939,077

Liabilities and stockholders' equity	Parent Company 2001	Parent Company 2000	Consolidated 2001	Consolidated 2000
Current liabilities				
Suppliers	119,072	44,994	135,395	58,217
Loans and financings	512,245	377,468	735,196	514,577
Interest on loans	45,955	26,925	35,254	17,721
Advances from subsidiaries, including interest	223,278	103,821		
Dividends	180,746	137,412	180,763	137,421
Income tax and social contribution	68,372	22,823	68,562	22,984
Other	26,339	25,712	28,729	27,829
	1,176,007	739,155	1,183,899	778,749
Long-term liabilities				
Loans and financings	1,337,184	785,000	1,337,599	605,779
Advances from subsidiaries	232,040	74,595		
Provision for litigation and contingencies	163,341	134,693	163,965	134,747
Other	15,761	11,957	15,784	11,957
	1,748,326	1,006,245	1,517,348	752,483
Minority interest			638	607
Stockholders' equity				
Share capital	1,854,507	1,854,507	1,854,507	1,854,507
Revenue reserves	684,764	665,324	684,764	665,324
Accumulated losses			(17,327)	(28,452)
Treasury stock	(84,141)	(84,141)	(84,141)	(84,141)
	2,455,130	2,435,690	2,437,803	2,407,238
	5,379,463	4,181,090	5,139,688	3,939,077

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A. and
Aracruz Celulose S.A. and subsidiaries

Statements of Income
Years ended December 31
In thousands of Reais

	Parent Company		Consolidated	
	2001	2000	2001	2000
Operating revenues				
Export	1,144,056	1,222,814	1,370,929	1,467,373
Domestic	44,409	73,813	54,336	79,705
	1,188,465	1,296,627	1,425,265	1,547,078
Sales taxes and other deductions	(7,872)	(13,106)	(74,279)	(115,908)
Net operating revenues	1,180,593	1,283,521	1,350,986	1,431,170
Cost of products sold	(769,224)	(651,740)	(798,745)	(671,943)
Gross profit	411,369	631,781	552,241	759,227
Operating expenses (income)				
Selling	19,716	16,639	54,059	39,296
Administrative	34,674	32,604	41,546	35,520
Directors' fees	9,055	5,403	9,193	5,532
Financial				
Expenses	431,292	306,129	409,934	266,767
Income	(261,469)	(177,135)	(313,564)	(204,793)
Equity in earnings of subsidiary companies	(156,039)	(171,022)		
Other, net	35,664	10,147	35,773	13,033
	112,893	22,765	236,941	155,355
Operating income	298,476	609,016	315,300	603,872
Non-operating income	(16,248)	(8,733)	(16,248)	(8,787)
Income before income tax, social contribution and minority interest	282,228	600,283	299,052	595,085
Income tax and social contribution	(82,788)	(147,425)	(88,447)	(140,436)
Income before minority interest	199,440	452,858	210,605	454,649
Minority interest			(31)	(41)
Consolidated net income for the year			210,574	454,608
Net effect of realized earnings from subsidiaries			(11,134)	(1,750)
Net income for the year - parent company	199,440	452,858	199,440	452,858
Net income per thousand shares - R$	193.24	438.79		

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A. and
Aracruz Celulose S.A. and subsidiaries

Statements of Changes in Stockholders' Equity
In thousands of Reais

		Revenue reserves					
	Share Capital	Legal	Unrealized income	For investments	Retained earnings	Treasury stocks	Total
At January 1, 2000	1,854,507	90,331	16,129	257,467		(39,911)	2,178,523
Realization of reserves			(16,129)	(7,518)	23,647		
Complementary dividends					(14,583)		(14,583)
Acquisition of treasury stock						(44,230)	(44,230)
Net income for the year					452,858		452,858
Increase in reserves		22,643		302,401	(325,044)		
Proposed dividends (Note 14(b))					(136,878)		(136,878)
At December 31, 2000	1,854,507	112,974		552,350		(84,141)	2,435,690
Net income for the year					199,440		199,440
Transfer to reserves		9,972		9,468	(19,440)		
Proposed dividends (Note 14(b))					(180,000)		(180,000)
At December 31, 2001	1,854,507	122,946		561,818		(84,141)	2,455,130

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A. and
Aracruz Celulose S.A. and subsidiaries

Statement of changes in financial position
In thousands of Reais

	Parent Company		Consolidated	
	2001	2000	2001	2000
Financial resources were provided by				
Operations				
Net income for the year	199,440	452,858	210,574	454,608
Expenses (income) not affecting working capital				
Depreciation, amortization and depletion	214,360	225,486	217,451	228,449
Equity in earnings of subsidiary companies	(156,039)	(171,022)		
Income tax and social contribution	414	75,191	491	75,222
Provision for contingencies, net	46,326	71,016	46,895	71,070
Interest and monetary and foreign exchange variation on non-current assets and long-term liabilities, net	105,522	55,244	73,553	29,436
Provision for loss in tax credits	24,953		24,953	
Net book value of permanent assets written off	17,603	5,952	17,603	6,001
	452,579	714,725	591,520	864,786
Third parties				
Long-term financings	1,040,558		1,062,139	
Incorporation of subsidiary		103,474		26,679
Investment reduction in subsidiary	197,283			
Transfer of permanent and non-current assets to current assets	24,559	222,486	4,003	186,543
Other	21,734	6,556	21,449	6,412
	1,284,134	332,516	1,087,591	219,634
Total funds provided	1,736,713	1,047,241	1,679,111	1,084,420
Financial resources were used for				
Non-current assets				
Transfers from current assets - tax credits	113,888	67,224	113,938	68,223
Judicial deposits	1,796	2,280	1,806	2,351
Permanent assets				
Investments	33,801	225,730	13,000	186,816
Property, plant and equipment	963,936	214,992	995,776	219,097
Deferred charges		2,010	6,582	3,780
Working capital of subsidiary included in consolidation				14,222
Acquisition of treasury stock		44,230		44,230
Dividends	180,000	151,461	180,009	151,461
Transfer of long-term financings to current liabilities	453,656	207,890	417,350	199,328
Other	65,711	31,201	44,562	10,198
Total funds used	1,812,788	947,018	1,773,023	899,706
Increase (decrease) in working capital	(76,075)	100,223	(93,912)	184,714

Aracruz Celulose S.A. and
Aracruz Celulose S.A. and subsidiaries

Statement of changes in financial position
In thousands of Reais (continued)

	Parent Company		Consolidated	
	2001	**2000**	**2001**	**2000**
Changes in working capital				
Current assets				
At the end of the year	1,314,297	953,520	1,469,156	1,157,918
At the beginning of the year	953,520	1,017,469	1,157,918	1,203,610
	360,777	(63,949)	311,238	(45,692)
Current liabilities				
At the end of the year	1,176,007	739,155	1,183,899	778,749
At the beginning of the year	739,155	903,327	778,749	1,009,155
	436,852	(164,172)	405,150	(230,406)
Increase (decrease) in working capital	(76,075)	100,223	(93,912)	184,714

The accompanying notes are an integral part of these consolidated financial statements.

In thousands of Reais

1 Operations

The Company, based in Aracruz, in the state of Espírito Santo, was founded in 1967 with the objective of producing and selling short-fiber wood pulp, obtained from eucalyptus timber extracted largely from the Company's own forests, with an installed production capacity of 1,240 thousand tons per annum.

The Company's operations are integrated with those of its subsidiaries, which operate in: (i) distribution of products on the international market (Aracruz Trading S.A. and Aracruz Celulose (USA), Inc.), (ii) port services (Portocel - Terminal Especializado de Barra do Riacho S.A.) and (iii) concession of lands for eucalyptus plantations (Mucuri Agroflorestal S.A., Terra Plana Agropecuária Ltda. and Alcoprado Empreendimentos Ltda.) and (iv) supply of wood for pulp production through its jointly-owned subsidiary company (Veracel Celulose S.A.).

On February 24, 1997, Aracruz Produtos de Madeira S.A. was incorporated as a wholly-owned subsidiary of Aracruz Celulose S.A., with the objective of manufacturing solid wood products, and began its operations in August 1999.

On December 17, 1999, the Company discontinued its chemical products manufacturing, having sold its electrochemical plant to Canadianoxy Chemicals Holdings Ltd. On this date, the two companies signed a long term contract for Canadianoxy to supply chemical products to the Company for a period of 25 years. The contract is renewable for an additional ten-year period under terms and conditions substantially similar to contracts then in force, with contractual clauses usually adopted by the market in general (see Note 18).

The Company's Board of Directors, in a meeting held on June 5, 2000, decided to proceed with its expansion project. The project consists in a new pulp line with a capacity of 700,000 tons that, together with additional optimization of the two existing lines, from 1.24 to 1.30 million tons, will increase the Company's production capacity at its site in northern Espírito Santo state to 2 million tons per year. The new production volume will require an increase in the forest base of the Company by approximately 72,000 hectares of eucalyptus plantations. Construction began in the second semester of 2000 and the plant is expected to begin operations in the second quarter of 2002, reaching full capacity the following year.

The total estimated investment in the expansion project is approximately US$ 825 million, US$ 595 million of which will be invested in the production line, and the balance in land, forest and other investments.

In thousands of Reais

In this context, the Company acquired the companies Terra Plana Agropecuária Ltda. and Alcoprado Emprrendimentos Ltda., whose assets comprise approximately 26 thousand hectares of lands appropriate for planting eucalyptus trees.

Additionally, in October 2000, Aracruz Celulose S.A. signed an agreement with Stora Enso and Odebrecht to acquire a 45% interest in Veracel Celulose S.A. The final agreement includes a purchase contract for Aracruz Celulose S.A. to purchase up to 3,85 million cubic meters of wood from Veracel Celulose S.A. during the period from 2002 to 2004. The decision on the implementation of the industrial project of the company is planned for the end of 2002, depending on the conditions of the international pulp market, with initial production beginning 3 years later. The plan to plant Veracel Celulose S.A.'s eucalyptus forests in the State of Bahia will continue and be expanded.

In order meet the expected increase in production arising from the Company's expansion project, the Board of Directors approved the construction of a port facility in Caravelas, Bahia, to support the transportation of wood by ferry for a total expected cost of approximately US$ 20 million. The project also includes the expansion of Portocel - Terminal Especializado de Barra do Riacho, located in Barra do Riacho, ES.

2 Significant Accounting Principles

The financial statements have been prepared in accordance with accounting principles prescribed by Brazilian Corporate Law.The main accounting principles and procedures adopted in the preparation of the financial statements can be summarized as follows:

a) Net income is determined on the accrual basis.

b) Inventories are stated at the lower of cost value (average production or acquisition cost) or market value (net realizable or replacement value).

c) Other current and non-current assets are stated at the lower of cost or realizable value including, when applicable, interest earned.

d) Fixed assets are carried at cost restated by government indexes up to December 31, 1995, combined with the following: i) valuation of investments in affiliated company accounted for by the equity method, based on financial information as of December 31, 2000; ii) property, plant and equipment are depreciated on the straight-line basis, at rates which take into consideration the useful lives of the assets (see Note 10); iii) timber depletion is computed on the cost of formation and maintenance of the forests and calculated on the unit-of-production basis, net of tree-development costs that benefit future harvests; such costs are deferred and included in the cost of future harvests.

e) Current and long-term liabilities are stated at their known or estimated values, including accrued financial charges.

In thousands of Reais

f) The consolidated financial statements include the financial statements of Aracruz Celulose S.A. and of its wholly-owned subsidiaries - Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Portocel - Terminal Especializado de Barra do Riacho S.A., Mucuri Agroflorestal S.A., Aracruz Produtos de Madeira S.A., Aracruz Empreendimentos S/C Ltda (incorporated in May 2000), Terra Plana Agropecuária Ltda and Alcoprado Empreendimentos Ltda. - and of its jointly-owned subsidiary Veracel Celulose S.A.

The consolidation process for the balance sheet and the statements of income and of changes in financial position reflects the aggregate of the balances of the assets, liabilities, income and expense accounts, together with the following eliminations: (i) interests in capital, reserves, and retained earnings or accumulated losses, and investments, (ii) balances of current accounts and other asset and/or liability accounts maintained among the consolidated companies, and (iii) the effects of significant transactions between these companies.

In accordance with Instruction No. 247/96, issued by the Brazilian Securities Commission - CVM, the company proportionally consolidated its interest in Veracel Celulose S.A. because control of the Veracel Celulose S.A. is shared in accordance with the stockholders' agreement.

g) With a view to improving the information disclosed to the market, the Company is also presenting the statements of cash flow and of value added as supplemental information.

The statement of cash flow was prepared in accordance with NPC 20 (Accounting Standards and Procedures) of the Institute of Independent Auditors of Brazil - IBRACON, considering the main operations which had an impact on the Company's short-term investments and cash and cash equivalents, except for debt securities with maturity terms of more than 90 days. This statement comprises operating, investment and financial activities, and is included in the final part of this report.

The statement of value added was prepared in accordance with the sample model proposed by the Institute of Accounting, Actuarial and Financial Research of the São Paulo University . The presentation of the statement of value added is in line with the incentive given by CVM as to the voluntary disclosure of this nature, as described in the Instruction Reports No. 15/87 and No. 24/92 and in Circular Letter No. 01/00.

The statement of value added prepared by the Company presents the results of operations for the year based on the generation and allocation of funds, and the main beneficiaries of the resources generated by the Company's activities are: its employees, the government, the capital of third parties and the Company's own capital.

In thousands of Reais

h) As a result of the efforts made to improve its reporting practices, the Company changed its policy regarding the classification of freight and insurance costs in the statement of income. Accordingly, as from the first quarter of 2001, marine freight and insurance costs, which had previously been classified as a reduction of export sales of eucalyptus pulp, and inland freight charges, which had previously been classified as selling expenses, are classified as part of cost of products sold.

Additionally, the Company identified certain administrative expenses (human resources and IT) indirectly related to other areas of the Company, especially the production area, and, accordingly, are now included in production costs and in operating expenses.

Prior year amounts have been restated to conform to the current year's presentation, as follows:

	Parent Company			Consolidated		
	2001 Current	2000 Reclassified	2000 Original	2001 Current	2000 Reclassified	2000 Original
Net sales revenue	1,180,593	1,283,521	1,194,717	1,350,986	1,431,170	1,342,348
Cost of products sold	(769,224)	(651,740)	(542,296)	(798,745)	(671,943)	(549,134)
Gross profit	411,369	631,781	652,421	552,241	759,227	793,214
Selling expenses	19,716	16,639	15,998	54,059	39,296	52,002
Administrative expenses	43,729	38,007	59,288	50,739	41,052	62,333
Other, net	35,664	10,147	10,147	35,773	13,033	13,033
	99,109	64,793	85,433	140,571	93,381	127,368
Operating income (*)	312,260	566,988	566,988	411,670	665,846	665,846

(*) Excluding financial expenses and income as well as equity in earnings of subsidiary companies.

3 Marketable Securities

At December 31, 2001, marketable securities consist mainly of U.S. dollar denominated investment fund quotas held with prime financial institutions.

In thousands of Reais

4 Debt Securities

These comprise National Treasury Notes (NTN-D) and Central Bank Bonds (NBC-AND), subject to the U.S. dollar variation, and Certificates of Deposit with prime institutions, indexed to the "CDI", partially swapped to U.S. dollars, with maturity dates ranging from May 2002 to June 2004.

5 Trade Accounts Receivable

	Parent Company		Consolidated	
	2001	2000	2001	2000
Domestic sales	7,939	15,934	7,939	15,934
Export sales				
Subsidiaries	358,410	140,660		
Others	1,989		195,010	158,168
Advances on export contracts	(174,976)	(68,613)		
	193,362	87,981	202,949	174,102

6 Inventories

	Parent Company		Consolidated	
	2001	2000	2001	2000
Pulp - finished product				
At the plant	4,486	21,715	4,486	21,715
Other locations			51,700	39,912
Pulp - work in process	1,831	1,378	1,831	1,378
Wood			14,369	12,442
Raw material	16,844	19,561	17,145	19,710
Maintenance supplies	38,950	41,020	40,743	42,538
Provision for obsolescence / market value adjustment	(1,376)	(3,685)	(3,794)	(6,126)
Others	213	982	3,192	777
	60,948	80,971	129,672	132,346

In thousands of Reais

7 Related Parties

Transactions with related parties were carried out at values, terms and financial charges contracted at market conditions and can be shown as follows:

(a) Subsidiaries

	Parent Company						
	2001						2000
	Aracruz Trading S.A.	Aracruz Celulose (USA), Inc.	Mucuri Agroflorestal S.A.	Portocel - Terminal Especializado de Barra do Riacho S.A.	Aracruz Produtos de madeira S.A.	Total	Total
Current assets (1)	116,466	66,968			86	183,520	140,676
Non-current assets	23,962		459	122	61	24,604	20,559
Current liabilities	235,635					235,635	114,583
Long-term liabilities	580,100					580,100	367,906
Sales revenue	928,079	211,205			421	1,139,705	1,222,814
Financial expenses (income), net	121,806	(7,714)				114,092	79,310

(1) Recognized in the balance sheet at net values of advances on export contracts (ACEs): Aracruz Trading S.A. R$ 174,976 (2000 - R$ 44,454); Aracruz Celulose (USA), Inc. (2000 - R$ 24,159).

In thousands of Reais

(b) **Stockholders and affiliated company**

					Consolidated
	Stockholders		Affiliated Company		
	BNDES - National Bank for Economic and Social Development	Bank Safra S.A.	James River Corporation	Total 2001	Total 2000
Current assets	1	9	8,167	8,177	18,639
Current liabilities	114,915			114,915	120,878
Long-term liabilities	587,511			587,511	247,930
Revenues			44,409	44,409	82,569
Financial expenses	48,366			48,366	56,557

In thousands of Reais

8 Recoverable Taxes

(a) Tax credits

	Parent Company		Consolidated	
	2001	**2000**	**2001**	**2000**
Deferred income tax and social contribution				
Tax losses carryforward	17,950		17,987	89
Temporary differences - nondeducible provisions	(14,088)	12,948	(14,088)	12,948
Negative basis for social contribution on net income	8,672		8,681	34
Social contribution on net income - estimate			6	20
Income tax to be recovered/offset				
Income tax on the restatement differential between the IPC and BTNF indexes - article 3 of Law No. 8200/91	39,136	36,400	39,136	36,400
Withholding income tax on securities	170,201	123,013	171,089	123,873
Income tax on securities - not withheld		1,222		1,222
Value-added tax on sales and services - ICMS (i)	120,970	78,195	123,266	79,427
Provision for losses in ICMS credits	(24,953)		(24,953)	
Others	9,442	7,025	17,559	21,202
	327,330	258,803	338,683	275,215
Short-term	106,133	138,667	117,363	154,857
Long-term	221,197	120,136	221,320	120,358

(i) Based on the outcome of recent market negotiations of similar credits, in December 2001 the Company established a provision for losses, in the amount of R$ 24,953, recorded as other operating expenses and income, to adjust its credits to a probable realizable value.

In thousands of Reais

(b) **Income tax and social contribution in the result of operations arise from:**

	Parent Company		Consolidated	
	2001	**2000**	**2001**	**2000**
Income before income tax, social contribution and minority interest	282,228	600,283	299,052	595,085
Income tax and social contribution at enacted rates of 34%	(95,958)	(204,096)	(101,678)	(202,329)
Adjustments to derive effective tax rate				
Equity in results of subsidiaries - non-taxable	21,514	58,148	21,514	58,148
Depreciation, amortization, depletion and disposals - art. 2 Law 8200/91	(7,522)	(11,295)	(7,522)	(11,295)
Contributions and donations	(462)	(1,830)	(462)	(1,830)
Other effects of permanent differences	(360)	(753)	(666)	(2,143)
Unrealized income			367	6,612
Difference in tax rate - CSSL (2000 - 3%)		1,853		1,853
Use of 1993 tax losses		10,548		10,548
Income tax and social contribution	(82,788)	(147,425)	(88,447)	(140,436)
Income tax and social contribution				
Current	(82,374)	(72,234)	(82,777)	(74,332)
Deferred	(414)	(75,191)	(5,670)	(66,104)

(i) As a result of the recent changes in the Brazilian tax legislation regarding the taxation of income recorded by foreign subsidiaries, introduced by Provisional Measure No. 2158-34 of June 29, 2001, the Company established a provision for income taxes on its foreign subsidiaries taxable income, of approximately R$ 31,500.

In thousands of Reais

9 **Investments - Parent Company**

	Aracruz Trading S.A.	Aracruz Cellulose (USA), Inc.	Mucuri Agroflorestal S.A.	Portocel– Terminal Especializado de Barra do Riacho S.A.	Aracruz Produtos De Madeira S.A.	Veracel Cellulose S.A. (I)	Terra Plana Agropecuária Ltda. (ii)	Alcoprado Empreen-dimentos Ltda. (iii)	2001 Total	2000 Total
Wholly- and jointly-owned subsidiaries										
Interest in voting capital - %	100	100	100	51	100	45	100	100		
At December 31, 2001										
Subscribed and paid-up capital	381,584	464	71,130	1,248	79,714	273,571	2,826	813		
Stockholders' equity	465,673	9,140	69,004	1,303	37,669	273,571	2,826	813		
Net income (loss) for the year	117,630	327		71	(19,836)					
Change in investment										
At the beginning of the year	488,835	7,427	69,004	632	36,705	123,107	2,826		728,536	496,141
Capital paid-up					20,800				20,800	38,914
Acquisition of investment								813	813	125,933
Incorporation of subsidiary										(103,474)
Capital reduction in subsidiary	(197,283)								(197,283)	
Equity in the results of subsidiaries	174,121	1,713		41	(19,836)				156,039	171,022
	465,673	9,140	69,004	673	37,669	123,107	2,826	813	708,905	728,536
Goodwill in the acquisition of investments						27,333	33,550	12,187	73,070	60,883
	465,673	9,140	69,004	673	37,669	150,440	36,376	13,000	781,975	789,419
Other investments, substantially derived from fiscal incentives									346	346
									782,321	789,765

In thousands of Reais

(i) The goodwill paid in the acquisition of the investment in Veracel Celulose S.A., in the amount of R$ 27,333, is based on the economic and market value of the assets of the Company.

(ii) The goodwill paid in the acquisition of the company Terra Plana Agropecuária Ltda is based on the market value of the lands that comprise the assets of the company and on the related future profitability, in the amounts of R$ 20,885 and R$ 12,665 respectively.

(iii) The goodwill paid in the acquisition of the company Alcoprado Empreendimentos Ltda is based on the market value of the lands that comprise the assets of the company and on the related future profitability, in the amounts of R$ 10,187 and R$ 2,000 respectively.

The amortization criteria for the portion of the goodwill based on the market value of the assets will be in accordance with their realizable value, while the portion of the goodwill based on future profitability will be appropriated to net income for the year when the trees are felled.

10 Property, Plant and Equipment

In June 2000, the Company decided to realign the remaining useful life of the industrial assets to their prospective economical use. This decision is supported by a technical report prepared by engineering experts, whose opinion was based on global industry standards and on regulations established by the competent regulatory bodies, also considering the assets' state of repair and the maintenance levels adopted. Additionally, this report defines different depreciation periods for future acquisitions based on the nature of the assets.

In accordance with CVM Resolution No. 193, the Company has capitalized the financial charges related to the expansion project, and R$ 9,789 were recorded for the year 2001.

At December 31, 2001, the Company recorded approximately R$ 780,440 as construction in progress, including R$ 742,957 relating to the expansion project.

In thousands of Reais

Property, plant and equipment

	Annual depreciation rate - %	2001 Cost	2001 Accumulated Depletion/ depreciation	2001 Net	2000 Net
Parent Company					
Lands		284,234		284,234	227,507
Industrial and forest equipment	4 to 25	2,391,456	1,102,212	1,289,244	1,322,191
Forests	(*)	938,943	660,773	278,170	218,455
Constructions and improvements	4 and 10	643,569	369,976	273,593	286,622
Data processing equipment	20	64,085	40,918	23,167	16,453
Administrative and other facilities	4.10 and 20	50,091	34,859	15,232	15,546
Construction in progress		780,440		780,440	116,242
Total parent Company		5,152,818	2,208,738	2,944,080	2,203,016
Subsidiaries					
Lands		170,132		170,132	157,832
Industrial and forest equipment	4 to 20	38,215	3,541	34,674	30,787
Forests	(*)	77,745		77,745	67,052
Constructions and improvements	4 and 10	12,514	1,824	10,690	10,466
Data processing equipment	20	2,736	951	1,785	588
Administrative and other facilities	10 and 20	3,559	1,319	2,240	1,641
Construction in progress		18,001		18,001	6,170
Consolidated total		5,475,720	2,216,373	3,259,347	2,477,552

(*) Depreciated in accordance with the criteria described in Note 2(d)

Depreciation/ depletion expenses in 2001 and 2000 were allocated as follows:

	2001	2000
Industrial and forest costs	186,123	195,368
Operating expenses	19,147	14,935
Parent Company	205,270	210,303
Industrial costs	1,959	1,707
Operating expenses	162	295
Consolidated	207,391	212,305

In thousands of Reais

11 Deferred Charges

	Amortization (number of years)	2001	2000
Parent Company			
Pre-operational expenses	10	64,555	64,555
Administrative expenses and product development	3 to 10	11,244	11,244
Improvements in forest properties	10	1,330	1,330
		77,129	77,129
Accumulated amortization		(57,435)	(48,345)
Total Parent Company		19,694	28,784
Wholly- and jointly-owned subsidiaries			
Forest		64,539	39,898
Industrial	10	15,832	34,830
Others		844	785
		81,215	75,513
Total Consolidated		100,909	104,297

Amortization in 2001 and 2000 was allocated as follows:

	2001	2000
Industrial and forest costs	6,148	11,763
Operating expenses	2,942	3,420
Parent Company	9,090	15,183
Industrial costs	969	957
Operating expenses - subsidiaries	1	4
Consolidated	10,060	16,144

In thousands of Reais

12 Loans and Financing

	Annual interest rates (%)	Parent Company 2001	Parent Company 2000	Consolidated 2001	Consolidated 2000
Local currency					
Loans indexed to TJLP	7.8 to 11	436,759	208,541	508,211	266,291
Loans indexed to "basket of currencies"	11.35 to 11.65	112,631	763	118,750	9,470
Foreign currency (U.S. dollars)					
Loans linked to the securitization of export receivables	7.98			30,679	79,649
Euronotes / Eurobonds	9 and 10.375	650,902	548,515	290,485	244,791
Advances on exchange contracts / Prepayment	2.4 to 6.71	536,840	243,251	536,840	243,251
Advances on export contracts (ACEs)	3.32 to 5.8			174,976	68,613
Other loans / financings	2.19 to 7.08	158,252	188,323	448,108	226,012
		1,895,384	1,189,393	2,108,049	1,138,077
Current portion (including accrued interests)		(558,200)	(404,393)	(770,450)	(532,298)
Long-term maturities		1,337,184	785,000	1,337,599	605,779
2002			353,903		397,446
2003		739,210	380,539	420,822	112,736
2004		260,714	30,325	515,148	51,868
2005		80,379	9,360	96,605	17,466
2006 to 2009		256,881	10,873	305,024	26,263
		1,337,184	785,000	1,337,599	605,779

In thousands of Reais

In January 1994, the Company issued US$ 120 million unsecured Euronotes on the international financial markets, bearing interest of 10.375% p.a. and maturing in 2002.

In 1995, Aracruz Trading S.A. made private placements on the international market of trust certificates in credits linked to an Export Receivables Securitization Program, guaranteed by Aracruz Celulose S.A., in the total value of US$ 200 million. In August 1995, Aracruz Trading S.A. used the resources originating from of this program to acquire the full amount of an issue of US$ 150 million in unsecured notes, with interest of 9% p.a. and maturity in August 2003, issued by its parent company Aracruz Celulose S.A; accordingly these amounts have been offset against each other in the consolidated financial statements. At December 31, 2001, US$ 13.2 million (2000 - US$ 35.5 million) remain outstanding due through June 2002, with annual interest of 7.98%.

At December 31, 2001, Aracruz Celulose S.A. (parent company) maintained loans in the total amount of R$ 620,033 (2000 - R$ 209,304), substantially obtained from its stockholder BNDES - National Bank for Economical and Social Development, in the form of Corporate Financing - FINEM and Social Infrastructure - IES, subject to interest ranging between 7.8% and 11.65% p.a., to be amortized from 2002 to 2009.

Between February and June 2001, Aracruz Celulose S.A. obtained export receivables bank financing in the amount US$ 180 million, with annual interest rates ranging from 3.5213% to 6.71%, to be amortized between May 2003 and April 2004.

In June 2001, Aracruz Celulose S.A. obtained a line of credit from BNDES in the total amount of approximately R$ 666,300 in the form of Corporate Financing - FINEM, to be repaid from 2003 to 2009. Of this amount,some R$ 417,800 were made available, subject to annual interest rates varying between 7.8% and 11.65%. Additionally, Aracruz Trading S.A. obtained a long-term financing, guaranteed by future exports of Aracruz Celulose S.A., in the amount of US$ 100 million, with annual interest rates of 3.5% and maturity between May and June 2004.

The financing obtained from BNDES is mortgaged, at varying levels, on the industrial unit, lands and forests, and guaranteed by the statutory lien on financed machinery and equipment.

Aracruz Celulose S.A. has 18,000 treasury debentures of R$ 1,655.08 each (at December 31, 2001 values; 2000 - R$ 1,525.43) issued in 1982 and 1990, and repurchased in 1992.

In thousands of Reais

13 Financial Instruments (CVM Instruction No. 235/95)

(a) Risk management

The Company operates internationally and is exposed to market risks from changes in foreign exchange rates and interest rates. As the loans raised by the Company are denominated principally in U.S. dollars, management opted to invest all of its financial resources in securities indexed to U.S. dollars in order to minimize exposure to the risk of devaluation of the Brazilian currency (see notes 3 and 4). Derivative financial instruments are also used to reduce exchange risk, although the Company does not issue financial instruments for trading purposes.

(b) Market value

The estimated market values were determined using available market information and other appropriate valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of amounts that the Company could realize in the market. The use of different market assumptions and / or estimation methodologies may have a material effect on the estimated market value amounts.

The estimated market values of the Company's financial instruments at December 31, 2001 can be summarized as follows:

	Parent Company		Consolidated	
	Book	**Market**	**Book**	**Market**
Assets				
Cash and cash equivalents	226	226	18,252	18,252
Marketable securities	1,051	1,051	42,094	42,094
Debt securities	940,906	940,906	940,906	940,906
Liabilities				
Short and long-term financing (including interest) (*)	2,070,360	2,070,360	2,108,049	2,108,049

(*) The parent Company's figures include Advances on Export Contracts in the amount of R$ 174,976, reducing the "Accounts receivable - Pulp" balance.

Market values of financial assets and of short and long-term financing were determined by using current interest rates for operations with similar conditions and maturities.

In thousands of Reais

(c) Financial derivatives

At December 31, 2001, the values of financial derivatives contracted to reduce exchange and interest risks refer to forward foreign-exchange contracts totaling US$ 13.1 million (R$ 30.3 million) maturing in January, February, March and April 2002; the net result for the year ended December 31, 2001 represents a loss of US$ 50 thousand (R$ 112).

14 Stockholders' Equity

(a) Capital and reserves

At December 31, 2001 and 2000, the Company had authorized capital of R$ 2,450,000 and subscribed and paid-up capital of R$ 1,854,507, represented by 1,077,920 thousand registered shares, with no par value, comprising 455,391 thousand common shares, 40,930 thousand preferred Class A shares and 581,599 thousand preferred Class B shares. The Class A shares may be converted into Class B shares at any time.

At December 31, 2001 and 2000, the Company had in treasury 483 thousand ordinary shares, 36 thousand preferred Class A shares and 45.330 thousand preferred Class B shares.

The market values of ordinary and preferred Class A and Class B shares of Aracruz Celulose S.A., based on the share price prior to the closing of the year, were R$ 3.09, R$ 3.91 e R$ 4.20 per share respectively.

In accordance with the Company By-laws, preferred shares do not have voting rights, but have priority in the return of capital in the event the Company is liquidated. Preferred Class A shares are assured a minimum annual dividend proportionate to 6% of their share of capital. Preferred Class B shares are entitled to a dividend equivalent to that paid on the common shares, but without priority. However, in order to comply with Law No. 9457 of May 5, 1997, management has proposed to pay preferred Class B shareholders, as from 1997, a dividend 10% greater than that paid to common shareholders.

(b) Dividends

The Company's By-laws assure stockholders a minimum annual dividend equivalent to 25% of the parent Company's net income, adjusted by any increases or decreases in the reserves, as defined by corporate legislation.

In thousands of Reais

Based on the net income for the year ended December 31, 2001, management proposes the payment of dividends amounting to R$ 180,000 thousand, equivalent to R$ 181.69 per lot of one thousand preferred Class A and B shares and R$ 165.17 per lot of one thousand common shares. The basis for calculation of the dividends is as follows:

	2001	2000
Net income for the year - parent Company	199.440	452.858
Realization of reserves - unrealized income		9.064
Transfer to legal reserve	(9.972)	(22.643)
Adjusted net income	189.468	439.279
Proposed dividends:		
Dividend due to preferred Class A shares (equivalent to R$ 181.69 (2000 - R$ 138.16) per thousand shares)	7.348	5.650
Dividend due to preferred Class B shares (equivalent to R$ 181.69 (2000 - R$ 138.16) per thousand shares)	97.515	74.091
Dividend due to common shares (equivalent to R$ 165.17 (2000 - R$ 125.60) per thousand shares)	75.137	57.137
	180.000	136.878

15 Pension Plan

ARUS-Fundação Aracruz de Seguridade Social is private pension institution operating in the form of a multisponsored fund as a non-profit entity.

In September 1998, ARUS implemented a new benefit plan, ARUS Retirement Plan, based on defined contributions and which replaces the previous plan.

The contributions made by the parent company, equivalent to 4.66% of the payroll, totaled R$ 2,302 in 2001 (2000 - R$ 2,090), consolidated R$ 2,410 (2000 - R$ 2,187). The contributions made by the employees and management in the same period amounted to R$ 1,993 (2000 - R$ 1,613), consolidated R$ 2,049 (2000 - R$ 1,656).

ARUS, as most Brazilian private pension institutions, had legally disputed its right to tax exemption. Following the decision by the Supreme Court, contrary to the institutions, Provisional Measure No. 2222/2001 was introduced, which, among other regulations, established an alternative taxation regime for the income tax on accrued earnings. This measure also enabled the settlement of contingent liabilities with no fines or arrears interest.

ARUS opted to settle its existing contingent liabilities, and as part of these liabilities were to be borne by Aracruz Celulose S.A., according to the opinion of independent actuaries, the Company established a provision of R$ 5,689 to be used in January 2002.

In thousands of Reais

16 Insurance Coverage

In view of the nature of its activities, the Company has adopted the policy of contracting insurance coverage to meet its requirements, taking into account the classic differences in risks (manufacturing plant, forests and port). Based on systematic risk analyses, together with modern insurance techniques, the Company purchases insurance coverage in accordance with the maximum possible loss concept, which corresponds to the maximum amount subject to destruction in a single event.

At December 31, 2001, the Company's assets were insured against losses for a total amount of R$ 1,934,691 (2000 - R$ 1,459,758) (maximum indemnity per loss event).

17 Contingencies

The Company's accounting records and operations are subject to assessments by the fiscal authorities and to possible notifications for additional payments of taxes and contributions, for varying prescriptive periods, in accordance with applicable legislation.

(a) Labor claims

The most significant labor claims refer to economic indicators which have, however, been obstructed Superior Labor Court decisions, which rule out the existence of vested rights in relation to this matter.

The legal proceeding claiming supposed unhealthy and dangerous work conditions to employees located in the industrial site has been partially accepted by the Conciliation and Judgement Council. The Company has appealed to higher courts.

At December 31, 2001, the Company maintained provisions in the approximate amounts of R$ 2,900 (unhealthy and dangerous work conditions) and R$ 9,700 (other suits), to cover possible unfavorable decisions, as well as judicial deposits in the amount of R$ 9,100.

With a view to closing one of the labor claims relating to unhealthy and dangerous work conditions, in December 2001, the Company reached a legal agreement with the workers' union - Sinticel whereby the Company will indemnify the plaintiffs with R$ 15,450, expected to be paid in January 2002. With the approval of the agreement, the portion of the provision corresponding to the value to be paid was transferred to current liabilities, and the remaining balance, in the amount of R$ 7,761, was reversed, generating a positive impact on the Company's result, in the item "Other operating expenses".

In thousands of Reais

(b) National Institute of Social Security - INSS

In March 1997, the Company received INSS assessments relating principally to accommodation allowances. The inspectors took the view that symbolic rentals are charged with the objective of reducing salary costs, thus constituting indirect salary benefits (remuneration in kind) and, consequently, underpayment of tax on the salaries in kind. The company has filed a defense requesting the cancellation of these assessments.

At December 31, 2001, the Company's judicial deposits amounted to approximately R$ 16,200; however, based on the advice of its legal counsel, indicating the possibility of a favorable judgment in this case, no provision has been established for unfavorable decisions.

(c) Land demarcation

The Company was involved in an administrative dispute concerning the enlargement of Indian reserves on Company land. In the first semester of 1998, the "Terms of Settlement" were signed, in the form and for the effects of the contents of paragraph 6 of Article 5 of Law No. 7347/85, in which the Indian communities recognized the legitimacy of the Ministry of Justice Rulings No. 193, 194 and 195, all of March 6, 1998, which established the enlargement of their reserves by 2,571 hectares of land belonging to the Company. Additionally, the Company committed itself to a financial aid program to be implemented through social, agricultural, educational, housing and health projects, amounting approximately to R$ 13.5 million (historical value), restated at the higher of IGPM or IPC variations on a monthly basis. The total of this financial assistance should be disbursed within a twenty-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

Should the Indian Communities default on their obligations, after being duly notified by the Ministry of Agrarian Policy - MPF, the Company will be free from the obligations imposed by the "Terms of Conduct Agreement".

Up to December 31, 2001, the Company had donated approximately R$ 3,376 (during 2001 - R$ 780) to the Associations of the Indian Communities, in accordance with the "Terms of Conduct Agreement".

(d) Pis/Cofins

The Company disagrees with the legitimacy of the debt and filed an injunction against the changes in the basis for calculation of PIS and COFINS as well as the increase in the COFINS rate, as established by Law No. 9718/98. A preliminary injunction was favorable to the Company on April 5, 1999. The total provision accounted for amounts to R$ 88,400 (2000 - R$ 52,700), including the SELIC rate variation.

In thousands of Reais

(e) Income tax and social contribution related to the Plano Verão

In December 1994, the Company petitioned the Tribunal Regional Federal of the 2nd Region (the "Tribunal") to include the effects of the 70.28% IPC (Consumer Price Index) variation recorded in January 1989 in the determination of income tax and social contribution. The Tribunal subsequently accepted the use of a 42.72% variation. At December 31, 2001, as a result of these effects on the calculation bases for the related taxes, the Company has a provision of approximately R$ 46,400.

(f) ICMS (Value-Added Tax)

Upon conclusion of the ICMS inspection process carried out by the fiscal authorities of Espírito Santo State, the Company received tax assessments in the amount of R$ 68.3 million (Espírito Santo) and R$ 16.8 million (Bahia). Additionally, of the accumulated ICMS credit balance with Espírito Santo State amounting to R$ 85.9 million at May 31, 2001, R$ 63.7 million were approved. The remaining amount of R$ 22.2 million was considered undue.

Legal opinions expressed by renowned law firms specializing in tax legislation favor a successful outcome of this dispute and the Company, therefore, considers that the tax assessment notices will be cancelled. The establishment of a provision for losses is unnecessary in view of the highly probable successful outcome of this dispute.

(g) Other

The Company maintains, based on its legal counsel's opinion, a provision for fiscal contingencies in the total amount of R$ 15,600. For those and other contingencies, the Company maintained judicial deposits in the amount of R$ 10,600 approximately.

18 Commitments

The long-term contract for chemical products supply to Aracruz Celulose S.A. signed by the Company and CanadianOxy Chemicals Holding Ltd. includes clauses of supply and contract termination usually adopted by the market such as "act of god", and clauses of performance incentives such as sharing of productivity gains, preference prices and "take-or-pay", by which Aracruz Celulose S.A. is committed to acquire a volume of chemical products conservatively projected for the next 6 years. Volumes purchased by the Company in addition to the minimum agreed for a given year may be compensated with lower volumes acquired in subsequent years.

Aracruz Celulose S.A. and
Aracruz Celulose S.A. and subsidiaries

Supplementary Information
at December 31, 2001 and 2000
In thousands of Reais

1 **Statement of cash flow (*)**

	Parent Company		Consolidated	
	2001	**2000**	**2001**	**2000**
Operating activities				
Net income for the year	199,440	452,858	210,574	454,608
Adjustments to reconcile net income to cash provided by operating activities:				
Depreciation, amortization and depletion	214,360	225,486	217,451	228,449
Equity in results of subsidiary companies	(156,039)	(171,022)		
Income tax and social contribution	414	75,191	5,670	66,104
Exchange and monetary variations	208,669	85,509	245,671	67,512
Provision for adjustments to market value of debt securities		(1,838)		(1,838)
Provision for contingencies, net	46,326	71,016	46,895	71,070
Provision for losses in credits tax	24,953		24,953	
Residual value of permanent assets written off	16,673	5,952	16,673	4,794
Decrease (increase) in assets				
Debt securities	(112,702)	(86,511)	(112,702)	(91,825)
Accounts receivable	(116,031)	76,621	(50,535)	(23,625)
Inventories	20,023	(17,096)	(1,705)	(28,286)
Taxes receivable	(93,891)	(4,065)	(93,907)	(3,732)
Others	8,930	(2,840)	13,784	(1,956)
Increase (decrease) in liabilities				
Suppliers	73,903	14,796	76,153	18,798
Loans from subsidiaries (including interest)	254,989	(103,484)		
Interest on loans and financing	19,030	(11,897)	17,948	(13,972)
Income tax and social contribution	45,549	11,723	45,552	11,380
Provisions for litigation and contingencies	(17,678)	(2,307)	(17,677)	(2,307)
Others	4,040	8,630	4,165	7,429
Cash provided by operating activities	640,958	626,722	648,963	762,603

Aracruz Celulose S.A. and
Aracruz Celulose S.A. and subsidiaries

Supplementary Information
at December 31, 2001 and 2000
In thousands of Reais

	Parent Company		Consolidated	
	2001	**2000**	**2001**	**2000**
Investment activities				
Debt securities	(196,548)	(191,302)	(196,548)	(185,988)
Additions to permanent assets				
Investment in subsidiaries	(33,801)	(225,730)	(13,000)	(186,816)
Property, plant and equipment	(963,936)	(214,992)	(995,776)	(219,097)
Deferred charges		(2,010)	(6,582)	(3,780)
Effect on cash originating from:		103,474		
Incorporation of subsidiary				
Capital reduction in subsidiary	197,283			
Proceeds from sale of equipment	930		930	1,207
Net cash provided by (used in) investment activities	(996,072)	(530,560)	(1,210,976)	(594,474)
Loans and financing				
Additions	1,513,967	939,438	2,025,778	1,000,375
Payments	(1,021,459)	(1,312,593)	(1,311,950)	(1,539,005)
Retentions on financing contract				4,595
Treasury stock acquired		(44,230)		(44,230)
Cash dividends	(136,666)	(103,890)	(136,666)	(103,890)
Cash provided by (used in) financing activities	355,842	(521,275)	577,162	(682,155)
Increase (decrease) in cash and cash equivalents	728	(425,113)	15,149	(514,026)
Cash and cash equivalents, beginning of year	549	425,662	45,197	559,223
Cash and cash equivalents, end of year	1,277	549	60,346	45,197

(*) The statement of cash flow is being presented as supplementary information to the financial statements and related notes, which describe the Company's financial position, the result of operations, the changes in stockholders' equity and in financial position for the year. All information presented herein is based on the Company's accounting records, with the reclassification of certain information included in the financial statements.

Aracruz Celulose S.A. and
Aracruz Celulose S.A. and subsidiaries

Supplementary Information
at December 31, 2001 and 2000
In thousands of Reais

2 **Statement of value added**

	Parent Company		Consolidated	
	2001	**2000**	**2001**	**2000**
Income	1,171,677	1,292,329	1,342,975	1,440,023
Consumables acquired from third parties	(543,538)	(401,107)	(599,287)	(436,777)
Gross value added	628,139	891,222	743,688	1,003,246
Retentions				
Depreciation, amortization and depletion	(214,360)	(225,486)	(217,451)	(228,449)
Net value added generated by the Company	413,779	665,736	526,237	774,797
Received in transfers				
Financial income - including monetary and exchange variations	261,469	177,135	313,564	204,794
Equity in results of subsidiary companies	156,039	171,022		
	417,508	348,157	313,564	204,794
Available value for distribution	831,287	1,013,893	839,801	979,591
Distribution of value added				
Government and community				
Taxes and contributions	137,777	193,653	145,527	189,265
Support, sponsorship and donations	5,308	8,244	5,309	7,474
	143,085	201,897	150,836	196,739
Employees	93,969	86,233	105,195	95,122
Interest on third parties' capital				
Financial expenses	404,581	272,905	382,985	233,123
Capitalized interest	(9,789)		(9,789)	
	394,792	272,905	373,196	233,123
Interest on own capital	180,000	151,461	180,000	151,461
Income withheld	19,441	301,397	30,574	303,146
Total distributed and withheld	831,287	1,013,893	839,801	979,591

EXHIBIT 2

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
NOTES TO THE STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS

CORPORATE LEGISLATION
Base Period - 12/31/2001

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 - TAXPAYER NO.
00043-4	ARACRUZ CELULOSE S.A.	42.157.511/0001-61
04 – NIRE 3200000		

01.02 - ADDRESS OF HEAD OFFICES

01 - COMPLETE ADDRESS				02 - DISTRICT
Cam. Barra do Riacho, s/n - km 25				Barra do Riacho
03 - ZIP CODE (CEP)	04 - CITY			05 - STATE
29.197-000	Aracruz			Espírito Santo
06 - AREA CODE	07 - TELEPHONE	08 - TELEPHONE	09 - TELEPHONE	10 - TELEX
027	3270-2442	3270-2540		
11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX	
027	3270-2590			

01.03 - DIRECTOR OF MARKET RELATIONS (BUSINESS ADDRESS)

01 - NAME				
Agílio Leão de Macedo Filho				
02 - COMPLETE ADDRESS			03 - DISTRICT	
Rua Lauro Müller, 116 - 40 th Floor			Botafogo	
04 - ZIP CODE (CEP)	05 - CITY			06 - STATE
22.290-160	Rio de Janeiro			Rio de Janeiro
07 - AREA CODE	08 - TELEPHONE	09 - TELEPHONE	10 - TELEPHONE	11 - TELEX
021	3820-8111	3820-8139	-	-
12 - AREA CODE	13 - FAX NO.	14 - FAX NO.	15 - FAX NO.	
021	2 541-7947	2295-7943		
16 - E-MAIL				
alm@aracruz.com.br				

01.04 - ACCOUNTANT / REFERENCE

1 - EXERCISE	2 - SOCIAL EXERCISE DATE BEGINNING	3 - SOCIAL EXERCISE DATE ENDING
1 - CURRENT YEAR	01/01/2001	12/31/2001
2 - LAST YEAR	01/01/2000	12/31/2000
3 - NEXT LAST YEAR	01/01/1999	12/31/1999
4 - NAME / ACCOUNTANT CORPORATE NAME		5 - CVM CODE
PricewaterhouseCoopers Auditores Independentes S.C.		00287-9
6 - NAME OF THE TECHINICAL RESPONSIBLE	7 - CPF Nº	
OSMAR MEIRELLES SCHWACKE	746.660-617-20	

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 - TAXPAYER NO.
00043-4	ARACRUZ CELULOSE S.A.	42.157.511/0001-61

01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL, NET OF TREASUARY STOCK

NUMBER OF SHARES (MIL)	1 12/31/2001	2 12/31/2000	3 12/31/1999
PAID-IN CAPITAL			
1 – COMMON	455,391	455,391	455,391
2 –PREFERRED	622,529	622,529	622,529
3 – TOTAL	1,077,920	1,077,920	1,077,920
IN TREASUARY			
4 – COMMON	483	483	483
5 –PREFERRED	45,366	45,366	28,271
6 – TOTAL	45,849	45,849	28,754

01.01 - IDENTIFICATION

01 - CVM CODE	02 - NAME OF COMPANY	03 - TAXPAYER NO.
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

01.06 - COMPANY FEATURE

1 - TYPE OF COMPANY Commercial, Industrial & Other Types Of Business
2 - SITUATION In Operation
3 - ACTIVITY CODE 1160100 - Pulp Industry
4 - ACTIVITY OF THE COMAPNY Production Of Bleached Eucalyptus Pulp
5 -TYPE OF CONSOLIDATION Total

01.07 - SUBSIDIARIES EXCLUDED FROM CONSOLIDATED STATEMENTS

01 – ITEM	02 - TAXPAYER NO.	03 - NAME

01.08 - PROVENTOS EM DINHEIRO

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - PROVENTO	5 - PAYMENT BEGAN	6 - TYPE STOCK	7 - STOCK VALUE PROVENT

01.09 - DIRECTOR OF MARKET RELATIONS

01 - DATE	02 - SIGNATURE
01/10/2002	/s/ Agílio Leão de Macedo Filho

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES **42.157.511/0001-61**

03.01 – STATEMENT OF OPERATIONS – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2001	4 – DATE – 12/31/2000	5 – DATE – 12/31/1999
1	TOTAL ASSETS	5,379,463	4,181,090	4,150,547
1.1	CURRENT ASSETS	1,314,297	953,520	1,017,469
1.1.1	CASH AND CASH EQUIVALENTS	1,277	549	425,662
1.1.2	CREDITS	307,187	231,829	185,658
1.1.2.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP	193,362	87,981	141,721
1.1.2.2	EMPLOYEES	2,892	2,015	1,562
1.1.2.3	SUPPLIERS	4,060	2,451	3,800
1.1.2.4	SUBSIDIARIES	86	16	59
1.1.2.5	TAXES	106,133	138,667	37,377
1.1.2.6	OTHERS	654	699	1,139
1.1.3	INVENTORIES	60,948	80,971	63,875
1.1.3.1	SUPPLIES	37,574	37,335	37,972
1.1.3.2	RAW MATERIALS	16,844	19,561	12,773
1.1.3.3	FINISHED GOODS	4,486	21,715	8,475
1.1.3.4	PRODUCTSD IN PROCESS	1,831	1,378	1,352
1.1.3.5	OTHERS	213	982	3,303
1.1.4	OTHERS	944,885	640,171	342,274
1.1.4.1	DEBT SECURITIES	940,906	631,656	335,338
1.1.4.2	FIXED ASSETS AVAILABLE FOR SALE	0	604	700
1.1.4.3	PREPAID EXPENSES	3,969	7,901	6,226
1.1.4.4	OTHERS	10	10	10
1.2	LONG-TERM ASSETS	319,071	206,005	390,919
1.2.1	CREDITS	256,853	144,276	314,344
1.2.1.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS	0	0	0
1.2.1.2	SUPPLIERS	35,656	24,140	21,792
1.2.1.3	TAXES	221,197	120,136	292,552
1.2.1.4	OTHERS	0	0	0
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	24,604	20,559	36,752
1.2.2.1	FROM AFFILIATES	0	0	0
1.2.2.2	FROM SUBSIDIARIES	24,604	20,559	36,752
1.2.2.3	OTHERS	0	0	0

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES 42.157.511/0001-61

03.01 – STATEMENT OF OPERATIONS – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2001	4 – DATE – 12/31/2000	5 – DATE – 12/31/1999
1.2.3	OTHERS	37,614	41,170	39,823
1.2.3.1	DEBT SECURITIES	0	0	0
1.2.3.2	ESCROW DEPOSITS	35,949	39,351	37,500
1.2.3.3	OTHERS	1,665	1,819	2,323
1.3	FIXED ASSETS	3,746,095	3,021,565	2,742,159
1.3.1	INVESTMENTS	782,321	789,765	496,487
1.3.1.1	IN AFFILIATES	0	0	0
1.3.1.2	IN SUBSIDIARIES	781,975	789,419	496,141
1.3.1.3	OTHER COMPANIES	346	346	346
1.3.2	PROPERTY, PLANT AND EQUIPMENT	2,944,080	2,203,016	2,203,715
1.3.2.1	LAND	284,234	227,507	171,274
1.3.2.2	BUILDINGS	273,593	286,622	304,823
1.3.2.3	MACHINERY AND EQUIPMENT	1,289,244	1,322,191	1,429,215
1.3.2.4	FORESTS	278,170	218,455	222,506
1.3.2.6	CONSTRUCTION IN PROGRESS	780,440	116,242	48,244
1.3.2.7	GOODS OF THE ADMINISTRATIVE SECTION AND OTHER GOODS	38,399	31,999	27,653
1.3.3	DEFERRED CHARGES	19,694	28,784	41,957
1.3.3.1	INDUSTRIAL	17,388	23,469	36,042
1.3.3.2	FORESTS	5	72	154
1.3.3.3	ADMINISTRATIVE	271	1,600	4,267
1.3.3.4	OTHERS	2,030	3,643	1,494

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES 42.157.511/0001-61

03.01 – STATEMENT OF OPERATIONS – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2001	4 – DATE – 12/31/2000	5 – DATE - 12/31/1999
2	TOTAL LIABILITIES	5,379,463	4,181,090	4,150,547
2.1	CURRENT LIABILITIES	1,176,007	739,155	903,327
2.1.1	LOANS AND FINANCING	558,200	404,393	628,002
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	119,072	44,994	28,973
2.1.4	TAXES	74,885	29,221	15,130
2.1.5	DIVIDENDS PAYABLE	746	534	391
2.1.6	PROVISIONS	19,771	17,435	12,528
2.1.6.1	VACATION AND 13rd SALARY	8,259	7,923	6,721
2.1.6.2	PROFIT SHARING	11,512	9,512	5,807
2.1.7	LOANS FROM RELATED PARTIES	223,278	104,170	124,740
2.1.7.1	ADVANCES FROM SUBSIDIAIES	223,034	103,821	124,740
2.1.7.2	OTHERS	0	0	0
2.1.7.3	OTHER DEBTS TO SUBSIDIARIES	244	349	0
2.1.8	OTHERS	180,055	138,408	93,563
2.1.8.1	OTHERS	55	1,530	4,113
2.1.8.2	PROPOSED DIVIDENDS	180,000	136,878	89,450
2.2	LONG-TERM LIABILITIES	1,748,326	1,006,245	1,068,697
2.2.1	LOANS AND FINANCING	1,337,184	785,000	854,775
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISION	163,341	134,693	65,984
2.2.3.1	LABOR CONTINGENCIES	12,598	32,947	29,384
2.2.3.2	TAX CONTINGENCIES	150,743	101,746	36,600
2.2.3.3	OTHERS	0	0	0
2.2.4	LOANS FROM RELATED PARTIES	232,040	74,595	140,328
2.2.4.1	ADVANCES FROM SUBSIDIARIES	232,040	74,595	140,328
2.2.5	OTHERS	15,761	11,957	7,610
2.2.5.01	SUPPLIERS	15,761	11,657	5,640
2.2.5.02	OTHERS	0	300	1,970

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES **42.157.511/0001-61**

03.01 – STATEMENT OF OPERATIONS – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2001	4 – DATE – 12/31/2000	5 – DATE – 12/31/1999
2.5	STOCKHOLDER'S EQUITY	2,455,130	2,435,690	2,178,523
2.5.1	PAID-IN CAPITAL	1,854,507	1,854,507	1,854,507
2.5.1.1	COMMON STOCK	783,599	783,599	783,599
2.5.1.2	PREFERRED STOCK	1,070,908	1,070,908	1,070,908
2.5.2	CAPITAL RESERVES	0	0	0
2.5.3	REVALUATION RESERVE	0	0	0
2.5.3.1	OWN ASSETS	0	0	0
2.5.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.5.4	REVENUE RESERVES	600,623	581,183	324,016
2.5.4.1	LEGAL	122,946	112,974	90,331
2.5.4.2	STATUTORY	0	0	0
2.5.4.3	FOR CONTINGENCIES	0	0	0
2.5.4.4	UNREALIZED INCOME	0	0	16,129
2.5.4.5	FOR INVESTMENTS	561,818	552,350	257,467
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0	0
2.5.4.7	OTHER UNREALIZED INCOME	(84,141)	(84,141)	(39,911)
2.5.4.7.1	TREASURY STOCK	(84,141)	(84,141)	(39,911)
2.5.5	RETAINED EARNINGS	0	0	0

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES **42.157.511/0001-61**

03.01 – STATEMENT OF OPERATIONS – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2001 TO : 12/31/2001	4 – FROM : 01/01/2000 TO : 12/31/2000	5 – FROM : 01/01/1999 TO : 129/31/1999
3.1	GROSS SALES AND SERVICES REVENUE	1,188,465	1,296,627	1,056,646
3.2	SALES TAXES AND OTHER DEDUCTIONS	(7,872)	(13,106)	(11,725)
3.3	NET SALES REVENUE	1,180,593	1,283,521	1,044,921
3.4	COST OF GOODS SOLD	(769,224)	(651,740)	(566,803)
3.5	GROSS PROFIT	411,369	631,781	478,118
3.6	OPERATING (EXPENSES) INCOME	(112,893)	(22,765)	(359,351)
3.6.1	SELLING	(19,716)	(16,639)	(17,944)
3.6.2	GENERAL AND ADMINISTRATIVE	(43,729)	(38,007)	(30,534)
3.6.3	FINANCIAL	(169,823)	(128,994)	(288,129)
3.6.3.1	FINANCIAL INCOME	261,469	177,135	584,427
3.6.3.2	FINANCIAL EXPENSES	(431,292)	(306,129)	(872,556)
3.6.4	OTHER OPERATING INCOME	1,274	6,357	11,018
3.6.5	OTHER OPERATING EXPENSES	(36,938)	(16,684)	(21,112)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	156,039	171,022	(12,650)
3.7	OPERATING INCOME (LOSS)	298,476	609,016	118,767
3.8	NON-OPERATING (EXPENSES) INCOME	(16,248)	(8,733)	(11,974)
3.8.1	INCOME	1,481	1,569	12,746
3.8.2	EXPENSES	(17,729)	(10,302)	(24,720)
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	282,228	600,283	106,793
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(82,375)	(72,234)	(15,648)
3.11	DEFERRED INCOME TAX ES	(413)	(75,191)	3,379
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0
3.12.1	REMUNERATION	0	0	0
3.12.2	APPROPRIATIONS	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	199,440	452,858	94,524
	CAPITAL STOCK-QUANTITY (THOUSANDS)	1,032,071	1,032,071	1,049,166
	EARNINGS PER SHARE	0,19324	0,43879	0,09009
	LOSS PER SHARE	-	-	-

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES   42.157.511/0001-61

04.01 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3- FROM: 01/01/2001 TO: 12/31/2001	4- FROM: 01/01/2000 TO: 12/31/2000	5- FROM: 01/01/1999 TO: 12/31/1999
4.1	SOURCES OF FUNDS	1,736,713	1,047,241	948,549
4.1.1	FROM OPERATIONS	452,579	714,725	737,232
4.1.1.1	INCOME (LOSS) FOR THE PERIOD	199,440	452,858	94,524
4.1.1.2	ITEMS NOT AFFECTING WORKING CAPITAL	253,139	261,867	642,708
4.1.2	FROM STOCKHOLDERS	0	0	0
4.1.3	FROM OTHERS	1,284,134	332,516	211,317
4.1.3.1	CONTRIBUTIONS FOR CAPITAL RESERVES	0	0	0
4.1.3.2	REDUCTION IN LONG TERM ASSETS	219,017	110,030	50,703
4.1.3.3	INCREASE IN LONG TERM LIABILITIES	1,040,558	0	146,935
4.1.3.4	TRANSFER OF PERMANENT TO CURRENT ASSETS	24,559	222,486	13,679
4.1.3.5	DIVIDENDS RECEIVED FROM SUBSIDIARY	0	0	0
4.2	APPLICATION OF FUNDS	1,812,788	947,018	1,147,046
4.2.1	DIVIDENDS	180,000	151,461	89,450
4.2.2	INCREASE IN LONG TERM ASSETS	115,684	69,504	44,971
4.2.3	INCREASE IN PERMANENT ASSETS	997,737	442,732	383,166
4.2.4	REDUCTION IN LONG TERM LIABILITIES	519,367	239,091	629,459
4.2.5	SHARE BUY-BACK	0	44,230	0
4.3	INCREASE (DECREASE) IN WORKING CAPITAL	(76,075)	100,223	(198,497)
4.4	CHANGE IN CURRENT ASSERS	360,777	(63,949)	26,332
4.4.1	CURRENT ASSETS, BEGINNING OF YEAR	953,520	1,017,469	991,137
4.4.2	CURRENT ASSETS, END OF YEAR	1,314,297	953,520	1,017,469
4.5	CHANGE IN CURRENT LIABILITIES	436,852	(164,172)	224,829
4.5.1	CURRENT LIABILITIES, BEGINNING OF YEAR	739,155	903,327	678,498
4.5.2	CURRENT LIABILITIES, END OF YEAR	1,176,007	739,155	903,327

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES 42.157.511/0001-61

05.01 – STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY – FROM 01/01/2001 TO 12/31/2001 - THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3- CAPITAL	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – REVENUE RESERVES	7 – RETAINED RESERVES	8 – STOCKHOLDERS' EQUITY
5.1	BALANCE, BEGINNING OF YEAR	1,854,507	-	-	581,183	-	2,435,690
5.2	PRIOR-YEAR ADJUSTMENTS	-	-	-	-	-	-
5.3	CAPITAL INCREASE / REDUCTION	-	-	-	-	-	-
5.4	REALIZATION OF RESERVES	-	-	-	-	-	-
5.4.1	REVERSAL	-	-	-	-	-	-
5.4.2	REALIZATION	-	-	-	-	-	-
5.5	TREASURY STOCK	-	-	-	-	-	-
5.6	INCOME / LOSS FOR THE YEAR	-	-	-	-	199,440	199,440
5.7	APPROPRIATIONS	-	-	-	19,440	(199,440)	(180,000)
5.7.1	ESTABLISHMENT OF RESERVES	-	-	-	19,440	(19,440)	19,440
5.7.2	PROPOSED DIVIDENDS COMPLEMENTATION	-	-	-	-	-	(19,440)
5.7.3	DIVIDENDS	-	-	-	-	(180,000)	(180,000)
5.8	OTHERS	-	-	-	-	-	-
5.9	BALANCE, END OF THE YEAR	1,854,507	-	-	600,623	-	2,455,130

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES   42.157.511/0001-61

05.02 – STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY – FROM 01/01/2000 TO 12/31/2000 - THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3- CAPITAL	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – REVENUE RESERVES	7 – RETAINED RESERVES	8 – STOCKHOLDERS' EQUITY
5.1	BALANCE, BEGINNING OF YEAR	1,854,507	-	-	324,016	-	2,178,523
5.2	PRIOR-YEAR ADJUSTMENTS	-	-	-	-	-	-
5.3	CAPITAL INCREASE / REDUCTION	-	-	-	-	-	-
5.4	REALIZATION OF RESERVES	-	-	-	(23,647)	23,647	-
5.4.1	REVERSAL	-	-	-	(7,518)	7,518	-
5.4.2	REALIZATION	-	-	-	(16,129)	16,129	-
5.5	TREASURY STOCK	-	-	-	(44,230)	-	(44,230)
5.6	INCOME / LOSS FOR THE YEAR	-	-	-	-	452,858	452,858
5.7	APPROPRIATIONS	-	-	-	325,044	(476,505)	(151,461)
5.7.1	ESTABLISHMENT OF RESERVES	-	-	-	325,044	(325,044)	
5.7.2	PROPOSED DIVIDENDS COMPLEMENTATION	-	-	-	-	(14,583)	(14,583)
5.7.3	DIVIDENDS	-	-	-	-	(136,878)	(136,878)
5.8	OTHERS	-	-	-	-	-	
5.9	BALANCE, END OF THE YEAR	1,854,507	-	-	581,183	-	2,435,690

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES 42.157.511/0001-61

05.03 – STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY – FROM 01/01/1999 TO 12/31/1999 - THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3- CAPITAL	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – REVENUE RESERVES	7 – RETAINED RESERVES	8 – STOCKHOLDERS' EQUITY
5.1	BALANCE, BEGINNING OF YEAR	1,854,507	-	-	318,942	-	2,173,449
5.2	PRIOR-YEAR ADJUSTMENTS	-	-	-	-	-	-
5.3	CAPITAL INCREASE / REDUCTION	-	-	-	-	-	-
5.4	REALIZATION OF RESERVES	-	-	-	(7,170)	7,170	-
5.4.1	REVERSAL	-	-	-	(7,170)	7,170	-
5.4.2	REALIZATION	-	-	-	-	-	-
5.5	TREASURY STOCK	-	-	-	-	-	-
5.6	INCOME / LOSS FOR THE YEAR	-	-	-	-	94,524	94,524
5.7	APPROPRIATIONS	-	-	-	12,244	(101,694)	(89,450)
5.7.1	ESTABLISHMENT OF RESERVES	-	-	-	12,244	(12,244)	-
5.7.2	DIVIDENDS	-	-	-	-	(89,450)	(89,450)
5.8	OTHERS	-	-	-	-	-	-
5.9	BALANCE, END OF THE YEAR	1,854,507	-	-	324,016	-	2,178,523

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES 42.157.511/0001-61

06.01 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2001	4 – DATE – 12/31/2000	5 – DATE – 12/31/1999
1	TOTAL ASSETS	5,139,688	3,939,077	3,933,568
1.1	CURRENT ASSETS	1,469,156	1,157,918	1,203,610
1.1.1	CASH AND CASH EQUIVALENTS	60,346	45,197	559,223
1.1.2	CREDITS	333,187	338,716	194,155
1.1.2.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP	202,949	174,102	139,673
1.1.2.2	EMPLOYEES	3,013	2,097	1,637
1.1.2.3	SUPPLIERS	6,679	5,743	6,262
1.1.2.4	TAXES	117,363	154,857	44,054
1.1.2.5	OTHERS	3,183	1,917	2,529
1.1.3	INVENTORIES	129,672	132,346	100,789
1.1.3.1	SUPPLIES	39,367	36,412	38,857
1.1.3.2	RAW MATERIALS	17,146	19,710	12,786
1.1.3.3	FINISHED GOODS	57,085	61,627	38,179
1.1.3.4	PRODUCTSD IN PROCESS	12,883	13,820	7,004
1.1.3.5	OTHERS	3,191	777	3,963
1.1.4	OTHERS	945,951	641,659	349,443
1.1.4.1	DEBT SECURITIES	940,906	631,656	335,338
1.1.4.2	FIXED ASSETS AVAILABLE FOR SALE	0	604	700
1.1.4.3	PREPAID EXPENSES	5,035	9,389	11,457
1.1.4.4	RETENTIONS ON FINANCING CONTRACTS	0	0	1,938
1.1.4.5	OTHERS	10	10	10
1.2	LONG-TERM ASSETS	295,245	186,279	359,391
1.2.1	CREDITS	256,976	144,498	314,801
1.2.1.1	SUPPLIERS	35,656	24,140	21,792
1.2.1.2	TAXES	221,320	120,358	293,009
1.2.1.3	CUSTOMER	0	0	0
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	0
1.2.2.1	FROM AFFILIATES	0	0	0
1.2.2.2	FROM SUBSIDIARIES	0	0	0
1.2.2.3	OTHERS	0	0	0

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES 42.157.511/0001-61

06.01 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2001	4 – DATE – 12/31/2000	5 – DATE – 12/31/1999
1.2.3	OTHERS	38,269	41,781	44,590
1.2.3.1	DEBT SECURITIES	0	0	0
1.2.3.2	ESCROW DEPOSITS	36,423	39,815	37,893
1.2.3.3	RETENTIONS ON FINANCING CONTRACTS	0	0	2,692
1.2.3.4	OTHERS	1,846	1,966	4,005
1.3	FIXED ASSETS	3,375,287	2,594,880	2,370,567
1.3.1	INVESTMENTS	15,031	13,031	366
1.3.1.1	IN AFFILIATES	0	0	0
1.3.1.2	IN SUBSIDIARIES	14,665	12,665	0
1.3.1.3	OTHER COMPANIES	366	366	366
1.3.2	PROPERTY, PLANT AND EQUIPMENT	3,259,347	2,477,552	2,319,013
1.3.2.1	LAND	454,366	385,339	240,219
1.3.2.2	BUILDINGS	284,282	297,088	314,432
1.3.2.3	MACHINERY AND EQUIPMENT	1,323,919	1,352,978	1,459,473
1.3.2.4	FORESTS	355,915	285,507	222,506
1.3.2.5	CONSTRUCTION IN PROGRESS	798,441	122,412	53,572
1.3.2.7	GOODS OF THE ADMINISTRATIVE SECTION AND OTHER GOODS	42,424	34,228	28,811
1.3.3	DEFERRED CHARGES	100,909	104,297	51,188
1.3.3.1	INDUSTRIAL	17,388	23,468	36,042
1.3.3.2	FORESTS	5	72	154
1.3.3.3	ADMINISTRATIVE	270	1,600	4,267
1.3.3.5	OTHERS	83,246	79,157	10,725

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES **42.157.511/0001-61**

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2001	4 – DATE – 12/31/2000	5 – DATE – 12/31/1999
2	TOTAL LIABILITIES	5,139,688	3,939,077	3,933,568
2.1	CURRENT LIABILITIES	1,183,899	778,749	1,009,155
2.1.1	LOANS AND FINANCING	770,450	532,298	847,360
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	135,395	58,217	37,855
2.1.4	TAXES	76,103	30,122	15,759
2.1.5	DIVIDENDS PAYABLE	763	534	391
2.1.6	PROVISIONS	20,901	18,435	13,019
2.1.6.1	VACATION AND 13rd SALARY	9,201	8,757	7,085
2.1.6.2	PROFIT SHARING	11,700	9,678	5,934
2.1.7	LOANS FROM RELATED PARTIES	0	0	22
2.1.8	OTHERS	180,287	139,143	94,749
2.1.8.1	PROPOSED DIVIDENDS	180,000	136,887	89,450
2.1.8.2	OTHERS	287	2,256	5,299
2.2	LONG-TERM LIABILITIES	1,517,348	752,483	775,516
2.2.1	LOANS AND FINANCING	1,337,599	605,779	701,921
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISIONS	0	0	0
2.2.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.5	OTHERS	179,749	146,704	73,595
2.2.5.1	SUPPLIERS	15,573	11,657	5,640
2.2.5.2	TAX CONTINGENCIES	150,866	101,800	36,600
2.2.5.3	LABOR CONTINGENCIES	13,099	32,947	29,384
2.2.5.4	OTHERS	211	300	1,971
2.3	DEFERRED INCOME	0	0	0
2.4	MINORITY INTEREST	638	607	576

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES **42.157.511/0001-61**

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2001	4 – DATE – 12/31/2000	5 – DATE – 12/31/199
2.5	STOCKHOLDER'S EQUITY	2,437,803	2,407,238	2,148,3
2.5.1	PAID-IN CAPITAL	1,854,507	1,854,507	1,854,5
2.5.1.1	COMMON STOCK	783,599	783,599	783,5
2.5.1.2	PREFERRED STOCK	1,070,908	1,070,908	1,070,9
2.5.2	CAPITAL RESERVES	0	0	
2.5.3	REVALUATION RESERVE	0	0	
2.5.3.1	OWN ASSETS	0	0	
2.5.3.2	SUBSIDIARIES / AFFILIATES	0	0	
2.5.4	REVENUE RESERVES	600,623	581,183	324,0
2.5.4.1	LEGAL	122,946	112,974	90,3
2.5.4.2	STATUTORY	0	0	
2.5.4.3	FOR CONTINGENCIES	0	0	
2.5.4.4	UNREALIZED INCOME	0	0	16,1
2.5.4.5	FOR INVESTMENTS	561,818	552,350	257,4
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0	
2.5.4.7	OTHER UNREALIZED INCOME	(84,141)	(84,141)	(39,91
2.5.4.7.1	TREASURY STOCK	(84,141)	(84,141)	(39,91
2.5.5	RETAINED EARNINGS	(17,327)	(28,452)	(30,20

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES　42.157.511/0001-61

07.01 – CONSOLIDATED STATEMENT OF OPERATIONS – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2001 TO : 12/31/2001	4 – FROM : 01/01/2000 TO : 12/31/2000	5 – FROM : 01/01/1999 TO : 12/31/1999
3.1	GROSS SALES AND SERVICES REVENUE	1,425,265	1,547,078	1,152,630
3.2	SALES TAXES AND OTHER DEDUCTIONS	(74,279)	(115,908)	(79,436)
3.3	NET SALES REVENUE	1,350,986	1,431,170	1,073,194
3.4	COST OF GOODS SOLD	(798,745)	(671,943)	(579,558)
3.5	GROSS PROFIT	552,241	759,227	493,636
3.6	OPERATING (EXPENSES) INCOME	(236,941)	(155,355)	(404,498)
3.6.1	SELLING	(54,059)	(39,296)	(46,477)
3.6.2	GENERAL AND ADMINISTRATIVE	(50,739)	(41,052)	(33,910)
3.6.3	FINANCIAL	(96,370)	(61,974)	(314,213)
3.6.3.1	FINANCIAL INCOME	313,564	204,793	702,645
3.6.3.2	FINANCIAL EXPENSES	(409,934)	(266,767)	(1,016,858)
3.6.4	OTHER OPERATING INCOME	1,037	6,370	13,080
3.6.5	OTHER OPERATING EXPENSES	(36,810)	(19,403)	(22,978)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	0	0
3.7	OPERATING INCOME (LOSS)	315,300	603,872	89,138
3.8	NON-OPERATING (EXPENSES) INCOME	(16,248)	(8,787)	(11,894)
3.8.1	INCOME	1,481	1,561	12,844
3.8.2	EXPENSES	(17,729)	(10,348)	(24,738)
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	299,052	595,085	77,244
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(82,777)	(74,332)	(16,265)
3.11	DEFERRED INCOME TAX ES	(5,670)	(66,104)	7,181
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0
3.12.1	PARTICIPATIONS	0	0	0
3.12.2	REMUNERATION	0	0	0
3.14	MINORITY INTEREST	(31)	(41)	(72)
3.15	NET INCOME (LOSS) FOR THE PERIOD	210,574	454,608	68,088
	CAPITAL STOCK-QUANTITY (THOUSANDS)	1,032,071	1,032,071	1,049,166
	EARNINGS PER SHARE	0,20403	0,44048	0,06490
	LOSS PER SHARE	-	-	-

00043-4 ARACRUZ CELULOSE SA AND SUBSIDIARIES 42.157.511/0001-61

08.01 – CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3- FROM: 01/01/2001 TO: 12/31/2001	4- FROM: 01/01/2000 TO: 12/31/2000	5- FROM: 01/01/1999 TO: 12/31/1999
4.1	SOURCES OF FUNDS	1,679,111	1,084,420	922,860
4.1.1	FROM OPERATIONS	591,520	864,786	714,288
4.1.1.1	INCOME (LOSS) FOR THE PERIOD	210,574	454,608	68,088
4.1.1.2	ITEMS NOT AFFECTING WORKING CAPITAL	380,946	410,178	646,200
4.1.2	FROM STOCKHOLDERS	0	0	0
4.1.3	FROM OTHERS	1,087,591	219,634	208,572
4.1.3.1	CONTRIBUTIONS FOR CAPITAL RESERVES	0	0	0
4.1.3.2	REDUCTION IN LONG TERM ASSETS	0	0	44,144
4.1.3.3	INCREASE IN LONG TERM LIABILITIES	1,062,139	26,679	151,553
4.1.3.4	TRANSFER OF PERMANENT TO CURRENT ASSETS	25,452	192,955	12,875
4.2	APPLICATION OF FUNDS	1,773,023	899,706	899,696
4.2.1	DIVIDENDS	180,009	151,461	89,450
4.2.2	INCREASE IN LONG TERM ASSETS	115,744	70,574	45,202
4.2.3	INCREASE IN PERMANENT ASSETS	1,015,358	423,915	108,630
4.2.4	REDUCTION IN LONG TERM LIABILITIES	461,912	209,526	656,414
4.2.5	SHARE BUY-BACK	0	44,230	0
4.3	INCREASE (DECREASE) IN WORKING CAPITAL	(93,912)	184,714	23,164
4.4	CHANGE IN CURRENT ASSERS	311,238	(45,692)	(37,659)
4.4.1	CURRENT ASSETS, BEGINNING OF YEAR	1,157,918	1,203,610	1,241,269
4.4.2	CURRENT ASSETS, END OF YEAR	1,469,156	1,157,918	1,203,610
4.5	CHANGE IN CURRENT LIABILITIES	405,149	(230,406)	(60,823)
4.5.1	CURRENT LIABILITIES, BEGINNING OF YEAR	778,749	1,009,155	1,069,978
4.5.2	CURRENT LIABILITIES, END OF YEAR	1,183,898	778,749	1,009,155

09.01 - Independent Accountant's limited review report

(A free translation of the opinion report in Portuguese expressed on financial statements prepared in accordance with accounting principles generally accepted in Brazil and with the requirements of Brazilian Corporate Law)

January 10, 2002

To the Directors and Stockholders of
Aracruz Celulose S.A.

1 We have audited the balance sheets of Aracruz Celulose S.A. and the consolidated balance sheets of Aracruz Celulose S.A. and its subsidiaries at December 31, 2001 and of 2000 and the corresponding statements of operations, changes in stockholders'equity and the changes in financial position of Aracruz Celulose S.A., as well as the corresponding consolidated statements of operations and of changes in financial position for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material aspects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the materiality of the balances, the volume of transactions and the systems of accounting and internal control of the company, (b) examining, on a test basis, evidence and records that support the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Aracruz Celulose S.A. and of Aracruz Celulose S.A. and its subsidiaries at December 31, 2001 and of 2000 and the results of operations, changes in stockholders equity and of changes in financial position of Aracruz Celulose S.A. for the periods then ended, as well as the consolidated results of the operations and of changes in financial for the periods then ended, in accordance with the accounting principles prescribed by Brazilian Corporate Law.

09.01 - Independent Accountant's limited review report

January 10, 2002
Aracruz Celulose S.A.

4 Our audit was conducted for the purpose of forming an opinion on the financial statements to in the first paragraph, taken as a whole. The statements of cash flow are to provide supplemental information about the Company and are not a required part of the basic financial statements. The statement of cash flows was subjected to the auditing procedures described in the second paragraph and, in our opinion, is fairly stated, in all material respect respects, in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" ES

Osmar M. Schwacke
Partner
Accountant CRC 1RJ053817/O "S" ES

10.01 - MANAGEMENT REPORT

EXECUTIVE SUMMARY

The extremely difficult external environment throughout 2001 represented a continuous challenge for the continued development of Aracruz's activities.

Since the end of 2000, the decline in demand for paper and, as a consequence, the excessive supply of the product has put strong downward pressure on pulp prices. Upon perceiving the new market reality, we reduced production in January and February of 2001 by about 30,000 tons to try to adjust our pulp inventories. Unfortunately, Aracruz's initiative, also adopted by other pulp producers, was not sufficient to create a balance between supply and demand, causing prices to fall to extremely low levels as of the second quarter of the year.

After adjusting our own pulp inventories, we resumed full production at the mill, reaching a total production volume of 1,271,600 tons and a sales volume of 1,301,300 tons in the entire year a new record, once more demonstrating that practicing market prices, Aracruz never has a problem in placing its production.

Paradoxically, as of September, when the global economic crisis worsened in the wake of the terrorist attacks in the U.S. and when pulp prices had reached levels that were lower than the cash production cost of the higher-cost producers, the low price spiral came to an end, as a result of the efforts of Northern Hemisphere producers to adjust supply. Unfortunately, once again the industry showed its incapacity to take proactive measures to adjust supply before prices reached a level unbearable by the majority of the producers.

With regard to our internal activities, the untiring devotion of our project team has created the opportunity for the start-up of the new pulp production line, Fiberline C, ahead of the original July 2002 deadline. Nominal initial capacity will be 700,000 tons per year and the effective capacity after the learning curve should reach of 780,000 tons. By the end of 2001 our sales and marketing team had already ensured the placement of the entire incremental production coming out of the new line in 2002 and 2003. A major portion of the additional volume will go to our current large customers, who are also consolidating their global presence in the markets and, once again, have demonstrated their high regard to Aracruz as a preferred supplier.

Our integrated project for sea transportation of wood involving a system of barges and two port terminals linking the south of the state of Bahia to the north of Espírito Santo advanced substantially during the year. The barge terminal at Portocel, next to our pulp mill, is in the final phase of construction. This terminal will receive wood from our plantations in southern Bahia and for a period of three years, from Veracel's plantations further north in Bahia, during a period when we will not be self sufficient in wood for the expanded activity. Sea transportation using barges not only is more economical but also relieves the heavy traffic burden on the roads of the region.

10.01 - MANAGEMENT REPORT

Total investment in the Fiberline C project, including land, forests, infrastructure and the mill facilities, should reach $785 million, $40 million lower than the initial budget amount of $825 million.
Our project for producing high quality hardwood from sustainable eucalyptus forest plantations gained a new dimension during the year with the establishment of a commercial partnership with Weyerhaeuser Co. of the U.S., one of the industry's world leaders, for the exclusive distribution of Lyptus in the North American markets.

In the field of organizational development, we continued to improve our management system, seeking better integration of strategic objectives, operating targets and individual action plans from the various areas of the company. For this objective we are making use of the balanced scorecard methodology that has been adopted successfully by many large corporations.

The financial results of Aracruz in 2001 were substantially worse than in 2000 as a result of the sharp drop in pulp prices, partially compensated for by the positive impact of the devaluation of the Brazilian currency in the company's operating costs and expenses expressed in dollars. Cash flow from operating activities representing 47% of net sales, is particularly noteworthy during a year in which the generation of operating cash flow by the majority of producers was close to zero.

Consolidated net income reached R$ 210.6 million in 2001, compared to R$ 454.6 million in 2000. The main variances between the two years were the following:

	R$ million
Lower pulp prices	(117.0)
Higher pulp sales volumes	5.9
Incremental losses on currency remeasurement as a consequence of exchange rate movements	(34.4)
Provision for loss on ICMS (VAT) tax credits	(25.0)
Income Tax provision on profits of offshore subsidiaries	(14.0)
Fixed assets write-off, related to the recovery boiler "A" retrofit	(31.5)
Reversal of $ 10.0 million provision for labor indemnity, net of $ 6.7 million to be paid as part of a labor dispute settlement	7.8
Lower income taxes on lower local currency taxable profits of the parent company	83.5
Lower net financial expenses due mainly to the favorable impact of currency devaluation on local currency loans (*)	(99.3)
Other	(20.0)

10.01 - MANAGEMENT REPORT

Aracruz's capital expenditures in 2001 reached R$ 1,015.4 million, allocated to the following projects:

	R$ million
Land purchases for the mill expansion project	69.8
Investments in the Fiberline C project	744.0
Sea Transportation	10.4
Total - Expansion Project	824.2
Silviculture (Forestry)	96.9
On-going industrial investments	33.4
Other forestry investments	18.5
Miscellaneous projects (including Aracruz Wood Products investments)	42.4
Total Capital Expenditures	1,015.4

The investment of R$ 824.2 million in the Fiberline C project was in addition to the R$ 125.6 million invested in previous years, and further R$ 836.0 million is now planned to be disbursed in the future to conclude the project.

The company's net cash flow in 2001 was R$ 15.1 million, as demonstrated below:

Operating Income	411.7
Depreciation, amortization and depletion	217.4
EBITDA	**629.1**
Financial expenses and loss on currency remeasurement, net	(96.4)
Income taxes	(88.4)
Other cash flows from operating activities	204.7
Net cash provided by operating activities	**649.0**
Reduction in debt securities holdings	(196.5)
Acquisition of companies	(13.0)
Additions to property , plant and equipment	(1,002.4)
Proceeds from sale of equipment	0.9
Net cash (used) by investing activities	**(1,211.0)**
Dividends paid	(136.7)
Increase in gross debt	713.8
Net cash provided by financing activities	**577.1**
Increase in cash and cash equivalents	15.1
Cash and cash equivalents, beginning of year	**45.2**
Cash and cash equivalents, end of year	**60.3**

10.01 - MANAGEMENT REPORT

This cash flow resulted in Aracruz's net debt (total debt less cash reserves) to reach R$ 1,107 million at the end of 2001, compared to R$ 461 million at the end of the previous year, representing a net debt over total capitalization ratio (net debt plus shareholders' net equity) of 31%, a very comfortable ratio when compared to the average indebtedness of companies in the industry.

As a result of the low level of indebtedness and the prospect for strong cash generation in the future, Fitch rating agency raised its classification of Aracruz's local currency international risk from BBB- to BBB, the best rating provided by Fitch to a Brazilian company under this criteria.

Based upon the capacity to generate operating cash, management is proposing a dividend distribution of R$ 180 million, to the Shareholders General Assembly meeting. Dividend payment should occur in the second quarter of 2002.

Market Overview and Sales

In 2001, sales of Aracruz's eucalyptus pulp reached 1,301,000 tons, 2 percent greater than in the previous year and a new record. Of this total, 97 percent was exported. Europe and North America were the main consuming markets, absorbing 74 percent of the overall volume sold, followed by the Asian market, responsible for 23 percent of sales during the year.

The price of pulp remained at very low levels throughout the year. The average list price dropped 28% from the average in 2000 and fourth quarter average list prices were 2% lower than in the same quarter of 2000, mainly due to reduction in demand and increase in inventories in the hands of pulp producers.

Inventory adjustment by producers only got under way with the approach of the Northern Hemisphere summer, by which time pulp prices were already below the production costs of the highest-cost producers.

By September 2001, pulp inventories in the hands of pulp producers had been reduced to normal levels and a slightly increased seasonal demand for pulp in the last quarter of the year allowed producers to announce moderate price adjustments. The reference list price per ton of eucalyptus pulp that prevailed during the last quarter was $ 430 (CIF Europe), $ 460 (CIF U.S.) and $ 410 (CIF Asia).

Over the short and medium-term, price stability and market balance are going to depend on prudent inventory management by the various participants in this market. However, recovery of prices to significantly higher levels will depend upon the economic recovery of the main world economies.

10.01 - MANAGEMENT REPORT

Pulp Production

In 2001, pulp production — affected by a market related production reduction of 30,000 tons— totaled 1,272,000 tons.

We remained within planned levels in regard to specific consumption of raw materials and environmental parameters.

Despite the inevitable disruption that construction of a new mill on the same site causes to the production process, our existing pulp lines set a quality record during the year: only 4.7% percent of production did not attain the PE (prime export) grade required for sale to our international customers.

The level of workplace accidents related to pulp production also set a new low record in 2001.

Fiberline C

After 12 months of intense activity, the Fiberline C project — for construction of a third pulp production line — has entered the final phase. The site preparation work was concluded during the year and all efforts are now being focused on assembling and installing equipment.

The construction site, which had some 4,550 workers laboring simultaneously at the peak of activity, is quickly being transformed into a modern and technologically advanced pulp line. The internal challenge for the managers of the project is to commission the new line in May 2002, two months earlier than the originally scheduled startup date.

In 2000, we had already increased the burn capacity of Recovery Boiler C in preparation for construction of Fiberline C. In 2001, Recovery Boilers A and B were retrofitted, raising the overall capacity of the three units to 8,740 tds/day, necessary for operation of the three pulp lines. The oldest of the three boilers — Recovery Boiler A — was basically replaced by an entirely new one, since only the outer structure of the old one was kept. The operation was conducted in record time: just 108 days from the beginning of construction until the new boiler was commissioned.

When the third line is ready, Aracruz's nominal pulp production capacity will be increased by about 700,000 tons a year, with effective capacity to reach 780,000 tons after a period of process adjustments and optimization.

The Fiberline C construction plan was based on an Engineering, Procurement and Construction (EPC) concept, dividing the work into 12 distinct areas. Based upon extremely exacting criteria, single suppliers were given responsibility for each one of those areas. As a result, Aracruz has hired a very select group of companies, each a world leader in its field, to supply technology and equipment.

10.01 - MANAGEMENT REPORT

In order to carry out this project, Aracruz had budgeted capital expenditures of US$ 825 million, of which US$ 575 million for expanding manufacturing facilities, US$ 220 million for the acquisition of new land, forest plantations and harvesting equipment, and US$ 30 million for investments in logistics and other infrastructure. As a result of the devaluation of the Brazilian currency, the Real, and the low incidence of contingencies during construction, we now expect to save about US$ 40 million on the total investment.

The investment in the mill, now expected to reach US$ 555 million, represents only US$ 711 per ton of capacity (based on 780,000 tons of effective capacity), surely the lowest investment per ton of production capacity ever achieved by a pulp mill anywhere in the world.

Added to this low investment cost are very low operating costs, since existing overhead will not be increased, while the use of leading edge technology will ensure lower variable production costs than those of the current lines. As a result, it is expected that the project's internal rate of return, using very conservative future pulp price forecasts, will exceed 20% per year, based on constant dollar projections.

Forestry

The top priority of the Aracruz forestry team throughout 2001 was to purchase land and establish partnerships with farmers for the establishment of new plantations to ensure the future supply of wood for Fiberline C.

By 2003, we will have established nearly 65,000 additional hectares of eucalyptus plantations, of which almost 30,000 ha (46%) have already been planted. This was the largest planting program of its type ever implemented in Brazil by a single company over such a short period of time. In 2001, we consolidated mini-stake seedling production technology at our nursery, with gains in productivity and quality, in order to satisfy the target of producing 40 million plants per year.

In 2001, we expanded the area of land of our successful Forestry Partners Program by 10,000 ha. The program now encompasses over 37,313 ha in the states of Espírito Santo, Minas Gerais and Bahia. It involves about 2,200 independent farmers who use Aracruz planting technology on their properties for growing eucalyptus trees, with a commitment by the company to purchase their wood production. During the year the program was introduced into the southern region of the state of Bahia, where it was also very well received. In parallel, we are studying the feasibility of expanding the Forestry Partners Program to the north of the state of Rio de Janeiro, which could occur in 2002.

There was a substantial increase in the supply of wood to the pulp mill through the Forestry Partners Program, reaching 1 million cubic meters of wood, some 50 percent more than in the previous year.

The Forestry Information System (FIS) was consolidated during the year. This set of computerized tools helps the company to manage its forestlands, planting and operation databases while also aiding the forestry management process itself. Incorporating technologies for optimization, simulation, geo-processing and specific modeling, the system permits the management of the entire forestry operations and logistics chain in an efficient and speedy fashion.

10.01 - MANAGEMENT REPORT

During the year, we continued to improve wood transportation logistics, seeking to increase efficiencies and reduce costs. A wood storage yard for rail transport operations was set up in Araguaia, in the south of Espírito Santo, eliminating the need to use trucks on highways in that region. In 2002, a rail spur at the pulp mill will be completed, allowing for direct delivery of logs to our industrial site via railroad.

The project to ship wood by coastal barge from southern Bahia to our pulp mill in Espírito Santo is being developed on schedule. We obtained all the required environmental permits for the location and construction of the wood shipping and receiving terminals in Caravelas and in our private port (Portocel). The barge terminal at Portocel is in its final phase of construction, scheduled to begin receiving wood in March 2002. The maritime transportation system for shipping of our own wood between Caravelas and Portocel is scheduled to begin in October 2002.

During the year, we concluded a project to standardize all harvesting equipment, with the suppliers also being responsible for fleet maintenance. New investments were made in the renewal of equipment for transporting wood from the plantations, achieving significant gains in harvest operation productivity.

Wood Products

Having consolidated the production process and trained our workforce during the preceding two years, in 2001 Aracruz Produtos de Madeira (APM) sought to expand the presence of its Lyptus® brand of high quality sawn wood in domestic and international markets while ensuring that its excellent standards of quality were maintained.

An important step was taken during the year with the establishment of a commercial partnership with U.S.-based Weyerhaeuser Co. (Weyco) — one of the largest forestry companies in the world — for the exclusive distribution of Lyptus® in the North American markets. This new partnership arrangement gave Aracruz Produtos de Madeira access to over 70 Weyco points of sale in the U.S. and Canada, increasing the presence of Lyptus® in one of the largest markets in the world for high quality hardwood. The first shipments to Weyco took place in the months of May and August. Another initiative that advanced the internationalization of APM was its affiliation with the International Wood Products Association at the beginning of the year.

We continued to sell Lyptus® in the European market, nominating sales agents in Italy and Spain, markets to which we have been making regular shipments.

In the Brazilian market, regular sales of the product to renowned companies, as well as our ability to maintain a good flow of shipments, helped to establish our wood in a number of high-end applications in the furniture and construction industries.

The growing use of Lyptus® during the year by internationally recognized furniture designers reinforced our belief that this wood is very suitable for use in high value added products.

10.01 - MANAGEMENT REPORT

In 2001, we produced 40.8 thousand cubic meters of lumber, 8% more than the volume produced in the previous year. Of the total, 96% was shipped to the domestic market, primarily to manufacturers of high quality furniture. Production costs remained lower than budgeted and significant gains were made in the process, with an increase in productivity and production capacity.

After a feasibility study we decided to invest in a lumber pre-drying process. This process will allow better control of the drying process, improving quality and reducing defects after the wood is dried in the kilns.

In October, APM received the CNI 2001 - State Level Design Prize in the Ecological Design Management Category from the Federation of Industries of the state of Bahia and the Euvaldo Lodi Institute. The award honored the company for producing and selling high quality hardwood that comes from renewable and sustainable tree plantations.

Technology

The main objective of the Aracruz Research and Technology Center is to create value to the overall business. With activities ranging from the seedling nursery to final product development, we achieved important results in 2001.

Our program for the genetic improvement of eucalyptus trees generated new clones available to the planting operations with higher yield potential than the targets that had been set for the year. Another advance was the development of non-destructive and early diagnostic techniques for analyzing wood quality, increasing unit gains over time. New and original hybrids are being developed in support of future wood productivity and quality targets.

We made significant advances in our studies related to soil and soil interaction — with the focus on sustainable planting — especially regarding precision silviculture, defining ways to prepare the soil and specific fertilization by location and genetic material.

We are continuing to improve the tools for managing forest growth, particularly the development of a growth simulator that permits a systemic approach to questions relating to plantation viability and wood supply.

Combined with new forestry and manufacturing technologies, this development has enabled significant advances in differentiating our pulp in order to satisfy customer requirements.

In partnership with our customers, we have gained deeper knowledge about our fiber in order to optimize its use for manufacturing different types of papers.

10.01 - MANAGEMENT REPORT

Currently, the company is developing products aimed at specific market niches. Increasingly, our objective is to seek more "customized" products, focusing on specific volumes and combinations of fiber properties and their respective end uses. Promising developments were obtained during the year and we now have products under evaluation for their manufacturing applicability, with encouraging feedback from the market.

In line with the company's business needs, we also continued to evaluate and make improvements to the process, adapting technologies to add value to the characteristics of our pulp and reducing production costs.

In 2001 Aracruz won of the regional FINEP Technological Innovation Award, granted by the Ministry of Science and Technology's Studies and Project Financing Agency. This award was granted for the development of an improved ant bait trap (Mipis). The trap is an environmentally friendly method of controlling leaf-cutting ants, the main biological pest endangering eucalyptus plantations. It was developed by the Research and Technology Center using biodegradable and non-toxic materials.

Information Technology

During 2001, we implemented a number of SAP R/3 human resources modules, thus allowing greater delegation of responsibility to line managers while still enabling the Human Resources Department to maintain overall control.

We began the development of an e-commerce (supply chain) project in line with the company's strategic plan for e-business, prepared the previous year. The project should be concluded in the beginning of 2002 and its purpose is to optimize the entire logistics process, providing speedier and more precise information about products all along the chain of supply. In turn, this will help us improve customer service.

We also upgraded the SAP R/3 enterprise system to its most recent version, seeking to support e-business initiatives and our information technology infrastructure. The upgrade ensures enhanced availability, integration and safety of our computer systems.

Our company-wide installed base of desktop computers was thoroughly modernized, with Windows 2000 being adopted for the workstations and servers. We set up videoconference capabilities in our forestry offices and modernized the pulp mill's infrastructure for communicating with remote sites. Our Internet connection was totally revised, increasing its safety, performance and availability.

10.01 - MANAGEMENT REPORT

Human Resources

One of Aracruz's constant objectives is to offer work conditions that are healthy, safe and challenging in order to contribute to the personal and professional growth of our employees.

We conducted a second organizational climate survey in 2001, with the participation of 88% of the workforce. The result pointed to significant advances compared with 1999, when the first survey was held, and placed Aracruz among the top five companies in Brazil with the best organizational climate, according to the database maintained by Hay do Brasil, the consulting firm responsible for processing the information.

During the year, we also introduced a new program which provides a structured feedback process to monitor the performance and development of each employee. This program complements the Management By Results (MBR) program that monitors the performance of all managers.

The Professional Qualification Program that Aracruz carries out in partnership with the governments of the states of Espírito Santo and Bahia was intensified during 2001. A total of 60 courses were conducted during the year, benefiting nearly 6,000 workers in the various locations where the company is active. Many of these professionals are part of the group that is working to build Fiberline C.

Following a year's training in partnership with the National Industrial Apprenticeship Service (SENAI) and the Faculdade de Aracruz school, 80 new young professionals (operators-in-training) were hired for the operation of Fiberline C. Joining this group were eight trainee engineers and 73 professionals.

We ended the year with a total of 1,794 employees, including those working for our international subsidiaries, Aracruz Produtos de Madeira and Portocel, while permanent outsourced activities involved 3,037 employees. Thus, the company was responsible for a total of 4,831 direct jobs at the end of the year.

Environment and Community Relations

We devoted special attention throughout the year to activities leading to the obtaining of permits for new eucalyptus plantations and the barge terminals.

The new licensed plantations — both our own and those of the Forestry Partners Program — are located in the states of Espírito Santo and Bahia, while the barge terminals are in Caravelas (BA) and Barra do Riacho (ES). During the year, as part of a wide-ranging public consultation process, we conducted 1 public hearing and 4 community meetings that involved about 1,000 participants. The main environmental and social aspects of the projects were discussed during these encounters, with doubts being cleared up and information gathered that strengthened our license applications. The conditions that have been established under the permits ensure that there will be systematic monitoring during the setting up and operating phases of the projects. Furthermore, they define social and environmental programs that will enhance the benefits of the new projects while minimizing potential negative impacts.

10.01 - MANAGEMENT REPORT

The plantation expansion is being carried out in previously deforested areas, using the most advanced forestry management techniques currently available. This has allowed us to create 22,000 ha of new native forest reserves, in addition to the 65,000 ha of native reserves already in existence.

The above-mentioned new activities will help the social and economic development of those regions by creating some 1,370 direct jobs (our own and those of permanently outsourced companies), and 2,085 indirect jobs. It is our intention to make maximum use of local manpower when filling those positions.

Aracruz's efforts to protect biodiversity are not limited to its own properties. The company has joined other important partners — Petrobras, Dupont, Veracel and Conservation International — to constitute the Instituto Bioatlântica, designed to implement strategies and actions to conserve biodiversity in Brazil's Atlantic rain forest (Mata Atlântica) and coastal regions.

During the year, we continued to support a number of social programs, emphasizing those focused on education — such as is the case of the Formar Project that seeks to train grade school teachers in a number of Espírito Santo municipalities — and, thus, contributing in a substantive way to the well-being of the people living near our forestry and manufacturing operations. We intensified our efforts to inform nearby communities, particularly those in the states of Espírito Santo and Bahia, about our main raw material, the eucalyptus tree. We did this by reinforcing Aracruz's participation in regional events and through educational campaigns in the main news outlets.

Aracruz was also an active participant in many discussions about environmental and social questions. Noteworthy was our effort to develop forestry certification systems and to make them compatible on an international level through a mutual recognition mechanism.

Aracruz's efforts to protect the environment and promote biodiversity are not limited to its own properties. The company has joined other important partners — Petrobras, Dupont, Veracel and Conservation International — to constitute the Instituto Bioatlântica, designed to implement strategies and actions to conserve biodiversity in Brazil's Atlantic rain forest (Mata Atlântica) and coastal regions.

Carlos Augusto Lira Aguiar

President and Chief Executive Officer

11.01 - NOTES TO THE FINANCIAL INFORMATION

1 Operations

The Company, based in Aracruz, in the state of Espírito Santo, was founded in 1967 with the objective of producing and selling short-fiber wood pulp, obtained from eucalyptus timber extracted largely from the Company's own forests, with an installed production capacity of 1,240 thousand tons per annum.

The Company's operations are integrated with those of its subsidiaries, which operate in: (i) distribution of products on the international market (Aracruz Trading S.A., Aracruz Trading Ltd. And Aracruz Celulose (USA), Inc.), (ii) port services (Portocel - Specialized Terminal of Barra of the Riacho S.A.) and (iii) concession of lands for eucalyptus plantations (Mucuri Agroflorestal S.A. and Earth Glides Agricultural Ltda, and Alcoprado Empreendimentos Ltda) and (iv) supply of wood for pulp production through its investment in affiliated company (Veracel Celulose S.A.).

On February 24, 1997, Aracruz Produtos de Madeira S.A. was incorporated as a wholly-owned subsidiary of Aracruz Celulose S.A., with the objective of manufacturing solid wood products, and began its operations in August 1999.

On December 17, 1999, the Company discontinued its chemical products manufacturing, having sold its electrochemical plant to Canadianoxy Chemicals Holdings Ltd. On this date, the two companies signed a long term contract for Canadianoxy to supply chemical products to the Company for a period of 25 years. The contract is renewable for an additional ten year period under terms and conditions substantially similar to contracts signed in the normal course of business (see Note 18).

The Company's Board of Directors, in a meeting held on June 5, 2000, decided to proceed with its expansion project. The project consists in a new pulp line with a capacity of 700,000 tons that, with additional optimization of the two existing lines, from 1.24 to 1.30 million tons, will increase the Company's production capacity at its site in northern Espírito Santo state to 2 million tons a per year. The new production volume will require an increase in the forest base of the Company of approximately 72,000 hectares of eucalyptus plantations. Construction began in the second semester of 2000 and the plant is expected to begin operations in the third quarter of 2002, reaching full capacity the following year.

The total estimated investment in the expansion project is approximately US$ 825 million, of which US$ 575 million will be invested in the production line and the balance in land, forest and other investments.

In this context, the Company acquired the company Terra Plana Agropecuária and Alcoprado Emprrendimentos LTda, whose assets are comprised of 26 thousand hectares of lands appropriate for planting eucalyptus trees.

Additionally, in October of 2000, Aracruz Celulose S.A. signed an agreement with Stora Enso and Odebrecht to acquire a 45% interest in Veracel Celulose S.A. The final agreement includes a purchase contract for Aracruz Celulose S.A., to purchase up to 3.85 million cubic meters of wood from Veracel Celulose S.A. during the period from 2002 to 2004. The decision on the implementation of the industrial project of the company is planned for the end of 2002, depending on the conditions of the international pulp market, with initial production beginning 3 years later. The plan to plant Veracel Celulose S.A.'s eucalyptus forests in the State of Bahia will continue and be expanded.

In order meet the expected increase in production arising from the Company's expansion project, the Board of Directors approved the construction of a port facility in Caravelas, Bahia, and the expansion of the Company's port facility in Barra do Riacho, Espírito Santo for a total expected cost of approximately US$ 20 million. The project also contemplates the expansion of the Portocel Barra do Riacho Specialized Terminal, located in Barra do Riacho,ES.

2 Significant accounting principles

The financial statements have been prepared in accordance with the requirements of Brazilian Corporate Law which, in accordance with Law No. 9249/95, no longer requires recognition of the effects of inflation on the financial statements.

a) Income statement items are recorded based on the accrual method.

b) Inventories are stated at the lower of market value (net realizable value) or replacement cost and the average cost of production or acquisition.

c) Short and long-term assets are stated at their realizable values including, when applicable, interest earned.

d) Fixed assets are carried at cost restated by government indexes up to December 31, 1995, combined with the following: i) valuation of investments in affiliated company accounted for by the equity method, based on financial information as of December 31, 2000; ii) depreciation on straight-line basis over the related assets' estimated useful lives(see Note 10); iii) timber depletion computed on the cost of formation and maintenance of the forests and calculated on the unit-of-production basis, net of tree-development costs that benefit future harvests; such costs are deferred and included in the cost of future harvests.

e) Short and long-term liabilities are stated at their known or estimated values, including accrued financial charges.

f) The consolidated financial statements include the financial statements of Aracruz Celulose S.A. and its subsidiaries - Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Portocel - Terminal Especializado de Barra do Riacho S.A., Mucuri Agroflorestal S.A., Aracruz Produtos de Madeira S.A., Aracruz Empreendimentos S/C Ltda (incorporated in May 2000), Terra Plana Agropecuária Ltda. and a 45% interest Veracel Celulose S.A controlada em conjunto.

The consolidation procedures for the balance sheet and the statements of income and of changes in financial position reflect the aggregate of the balances of the assets, liabilities, income and expense accounts, together with the following eliminations: (i) interests in capital, reserves, and retained earnings or accumulated losses, and investments, (ii) balances of current accounts and other asset and/or liability accounts maintained among the consolidated companies, and (iii) the effects of significant transactions between these companies.

In accordance with CVM Instruction CVM 247/96, the company proportionally consolidated its interest in Veracel Celulose S.A. because control of the Veracel Celulose S.A. is shared in accordance with the shareholder agreement.

g) In order to improve the information provided to the market, the Company is presenting, as additional information, the statement of cash flows, which was prepared in accordance with NPC-20, considering the operations that have influence in cash and cash equivalents of the Company, except those securities with maturities over 90 days. This statement is divided among operating, investing and financing activities, and it is being presented in the final part of this report.

11.01 - NOTES TO THE FINANCIAL INFORMATION

The statement of value added was prepared in accordance with the sample model proposed by the Institute of Accounting, Actuarial and Financial Research of the São Paulo University. The presentation of the statement of value added is in line with the incentive given by CVM as to the voluntary disclosure of this nature, as described in the Instruction Reports No. 15/87 and No. 24/92 and in Circular Letter No. 01/00.

The statement of value added prepared by the Company presents the results of operations for the year based on the generation and allocation of funds, and the main beneficiaries of the resources generated by the Company's activities are: its employees, the government, the capital of third parties and the Company's own capital.

h) As a result of the efforts made to improve its reporting practices, the Company changed its policy regarding the classification of freight and insurance costs in the statement of income. Accordingly, as from the first quarter of 2001, marine freight and insurance costs, which had previously been classified as a reduction of export sales of eucalyptus pulp, and inland freight charges, which had previously been classified as selling expenses, are classified as part of cost of products sold.

Additionally, the Company identified certain administrative expenses (human resources and IT) indirectly related to other areas of the Company, especially the production area, and, accordingly, are now included in production costs and in operating expenses.

Prior year amounts have been restated to conform to the current year's presentation, as follows:

	Parent company			Consolidate		
	2001	2000	2000	2001	2000	200
	Current	Reclassified	Original	Current	Reclassified	Origina
Net sales revenue	1,180,593	1,283,521	1,194,717	1,350,986	1,431,170	1,342,34
Cost of products sold	(769,224)	(651,740)	(542,296)	(798,745)	(671,943)	(549,13
Gross profit	411,369	631,781	652,421	552,241	759,227	793,21
Selling expenses	19,716	16,639	15,998	54,059	39,296	52,00
Administrative expenses	43,729	38,007	59,288	50,739	41,052	62,33
Other, net	35,664	10,147	10,147	35,773	13,033	13,03
	99,109	64,793	85,433	140,571	93,381	127,36
Operating income (*)	312,260	566,988	566,988	411,670	665,846	665,84

(*) Excluding financial expenses and income as well as equity in earnings of subsidiary companies.

3 Marketable securities

At December 31, 2001, marketable securities consist mainly of U.S. dollar denominated investment fund quotas held with prime financial institutions.

4 Debt securities

These comprise National Treasury Notes (NTN-D) and Central Bank Bonds (NBC-AND), subject to the U.S. dollar variation, and Certificates of Deposit with prime institutions, indexed to the "CDI", partially swapped to U.S. dollars, with maturity dates ranging from May 2002 to June 2004.

5 Trade accounts receivable

	Parent company		Consolidated	
	2001	2000	2001	2000
Domestic sales	7,939	15,934	7,939	15,934
Export sales				
Subsidiaries	358,410	140,660		
Others	1,989		195,010	158,168
Advances on export contracts	(174,976)	(68,613)		
	193,362	87,981	202,949	174,102

6 Inventories

	Parent Company		Consolidated	
	2001	2000	2001	2000
Pulp - finished products				
At the plant	4,486	21,715	4,486	21,715
Other locations			51,700	39,912
Pulp - work in process	1,831	1,378	1,831	1,378
Wood			14,369	12,442
Raw material	16,844	19,561	17,145	19,710
Maintenance supplies	38,950	41,020	40,743	42,538
Provision for obsolescence / market value adjustment	(1,376)	(3,685)	(3,794)	(6,126)
Others	213	982	3,192	777
	60,948	80,971	129,672	132,346

7 Related parties

Transactions with related parties are at values, terms and financial charges contracted at market conditions and can be shown as follows:

(a) Subsidiaries

						2001	2000
	Aracruz Trading S.A.	Aracruz Celulose (USA), S.A.	Mucuri Agroflorestal S.A.	Portocel Terminal Especializado de Barra do Riacho S.A.	Aracruz Produtos de Madeira S.A.	Total	Total
Current assets (1)	116,466	66,968			86	183,520	140,676
Long-term assets	23,962		459	122	61	24,604	20,559
Current liabilities	235,635					235,635	114,583
Long-term liabilities	580,100					580,100	367,906
Sales revenue (2)	928,079	211,205			421	1,139,705	1,222,814
Monetary and Exchange Variance, net	121,806	(7,714)				114,092	79,310

(1) Recognized in the balance sheet at the net values of the exchange advances delivered ("ACE"): Aracruz Trading - R$ 174,976 (2000 - R$ 44,454); Aracruz Celulose (USA) Inc. - (2000 - R$ 24,159).

(b) Stockholders and affiliated companies

				Consolidate	
	Stockholders		Affiliated companies	Tota	
	BNDES - National Bank for Economic and Social Development	Bank Safra S.A.	James River Corporation	2001	200
Current assets	1	9	8,167	8,177	18,63
Current liabilities	114,915			114,915	120,87
Long-term liabilities	587,511			587,511	247,93
Revenues			44,409	44,409	82,56
Financial expenses	48,366			48,366	56,55

8 Recoverable Taxes

(a) Tax credits

	Parent company		Consolidated	
	2001	2000	2001	2000
Deferred income tax and social contribution				
Tax loss carryforwards	17,950		17,987	89
Temporary differences - non-deductible provisions	(14,088)	12,948	(14,088)	12,948
Negative basis for social contribution on earnings	8,672		8,681	34
Social contribution on earnings - estimate			6	20
Income tax to be recovered or offset				
Income tax from the restatement difference between the IPC and BTNF indexes - article 3 of Law N° 8,200/91	39,136	36,400	39,136	36,400
Withholding income tax on securities	170,201	123,013	171,089	123,873
Income tax on securities – not withheld		1,222		1,222
Value-added tax on sales and services - ICMS (i)	120,970	78,195	123,266	79,427
Provisão para perda nos créditos do ICMS	(24,953)		(24,953)	
Others	9,442	7,025	17,559	21,202
	327,330	258,803	338,683	275,215
Short-term	106,133	138,667	117,363	154,857
Long-term	221,197	120,136	221,320	120,358

(i) Based on the outcome of recent market negotiations of similar credits, in December 2001 the Company established a provision for losses, in the amount of R$ 24,953, recorded as other operating expenses and income, to adjust its credits to a probable realizable value.

(b) Income tax and social contribution in the statement of operations result from:

	Parent Company		Consolidated	
	2001	**2000**	**2001**	**2000**
Net income (loss) before income tax, social contribution and minority interest	282,228	600,283	299,052	595,085
Income tax and social contribution at enacted rates of 34%	(95,958)	(204,096)	(101,678)	(202,329)
Adjustments to derive effective tax rate				
Equity in results of subsidiaries – non-taxable (i)	21,514	58,148	21,514	58,148
Depreciation, amortization, depletion and disposals - Art. 2, Law 8200/91	(7,522)	(11,295)	(7,522)	(11,295)
Contributions and donations	(462)	(1,830)	(462)	(1,830)
Other permanent differences	(360)	(753)	(666)	(2,143)
Unrealized income			367	6,612
Difference in tax rate - CSSL - (2000-3%)		1,853		1,853
Use of 1993 tax losses		10,548		10,548
Income tax and social contribution	(82,788)	(147,425)	(88,447)	(140,436)
Income tax and social contribution				
Current	(82,374)	(72,234)	(82,777)	(74,332)
Deferred	(414)	(75,191)	(5,670)	(66,104)

(i) As a result of the recent changes in the Brazilian tax legislation regarding the taxation of income recorded by foreign subsidiaries, introduced by Provisional Measure No. 2158-34 of June 29, 2001, the Company established a provision for income taxes on its foreign subsidiaries taxable income, of approximately R$ 31,500.

9 Investments - parent company

	Aracruz Trading S.A.	Aracruz Celulose (USA), Inc.	Mucuri Agroflorestal S.A.	Portocel Terminal Especializado de Barra do Riacho S.A.	Aracruz Produtos de Madeira S.A.	Veracel Celulose S.A.(i)	Terra Plana Agropecuária Ltda (ii)	Alcoprado Empreendimentos Ltda (iii)	2001 Total	2(To
(a) In subsidiaries										
Interest in voting capital - %	100	100	100	51	100	45	100	100		
At December 31										
Subscribed and paid-up capital	381,584	464	71,130	1,248	79,714	273,571	2,826	813		
Stockholders' equity	465,673	9,140	69,004	1,303	37,669	273,571	2,826	813		
Net income (loss) for the year	117,630	327		71	(19,836)					
Investment movement										
At the beginning of the year	488,835	7,427	69,004	632	36,705	123,107	2,826		728,536	496,1
Capital paid-up					20,800				20,800	38,9
Acquisition of investment								813	813	125,(
Write-off of investment in subsidiary										(103,4
Capital reduction in subsidiary	(197,283)								(197,283)	
Equity in the results of subsidiaries	174,121	1,713		41	(19,836)				156,039	171,(
	465,673	9,140	69,004	673	37,669	123,107	2,826	813	708,905,	728,(
(b) Acquisition of investment goodwill						27,333	33,550	12,187	73,070	60,(
	465,673	9,140	69,004	673	37,669	150,440	36,376	13,000	781,975	789,(
(c) Other investments, derived substantially from fiscal incentives									346	
									782,321	789,

(i) The goodwill paid in the acquisition of the investment in Veracel Celulose S.A., in the amount of R$ 27,333, is based on the fundamental economic and market value of the assets of the company.

(ii) The goodwill paid in the acquisition of the company Terra Plana Agropecuária Ltda it is based on the market value of the lands that comprise the assets of the company, and the future profitability, in the amounts R$ 20,885 and R$ 12,665, respectively.

The goodwill paid in the acquisition of the company Alcoprado Empreendimentos Ltda it is based on the market value of the lands that comprise the assets of the company, and the future profitability, in the amounts R$ 10,187 and R$ 2,000, respectively

The amortization criteria for the portion of the goodwill based on the market value of the assets will be in accordance with the realization of the market value, while the portion of the goodwill based on future profitability will be allocated to the cost of forest formation and recognized in the statement of operations in the period the forests are cut.

10 Property, plant and equipment

In June 2000, the Company decided to realign the remaining useful life of the industrial assets to their prospective economical use. This decision is supported by a technical report prepared by engineering experts, whose opinion was based on global industry standards and on regulations established by the competent regulatory bodies, also considering the assets' state of repair and the maintenance levels adopted. Additionally, this report defines different depreciation periods for future acquisitions based on the nature of the assets.

In accordance with CVM Resolution No. 193, the Company has capitalized the financial charges related to the expansion project, and R$ 9,789 were recorded for the year 2001.

At December 31, 2001, the Company recorded approximately R$ 780,440 as construction in progress, including R$ 742,957 relating to the expansion project.

				2000	1999
	Annual rate of depre-ciation - %	Cost	Accumulated depletion/ depreciation	Net	Net
(a) Parent Company					
Land		284,234		284,234	227,507
Industrial and forestry equipment	4 to 25	2,391,456	1,102,212	1,289,244	1,322,191
Forests	(*)	938,943	660,773	278,170	218,455
Buildings and improvements	4 and 10	643,569	369,976	273,593	286,622
Data processing equipment	20	64,085	40,918	23,167	16,453
Administrative and other facilities	4, 10 and 20	50,091	34,859	15,232	15,546
Construction in progress		780,440		780,440	116,242
Total parent company		5,152,818	2,208,738	2,944,080	2,203,016
(b) Subsidiaries					
Land		170,132		170,132	157,832
Industrial and forestry equipment	4 to 20	38,215	3,541	34,674	30,787
Forests	(*)	77,745		77,745	67,052
Buildings and improvements	4 and 10	12,514	1,824	10,690	10,466
Equipment of data processing	20	2,736	951	1,785	588
Administrative and other facilities	10 and 20	3,559	1,319	2,240	1,641
Construction in progress		18,001		18,001	6,170
Total consolidated		5,475,720	2,216,373	3,259,347	2,477,552

(*) Depreciated in accordance with criteria described in Note 2(d).

11.01 - NOTES TO THE FINANCIAL INFORMATION

Depreciation/ depletion expense in 2001 and 2000 was allocated as follows:

	2001	2000
Industrial and forestry costs	186,123	195,368
Operating expenses	19,147	14,935
Parent company	205,270	210,303
Industrial and forestry costs	1,959	1,707
Operating expenses	162	295
Consolidated	207,391	212,305

11 Deferred charges

	Amortization (years)	2001	2000
Parent company			
Pre-operating expenses	10	64,555	64,555
Administrative expenses and product development	3 to 10	11,244	11,244
Improvements to forestry properties	10	1,330	1,330
		77,129	77,129
Accumulated amortization		(57,435)	(48,345)
Total parent company		19,694	28,784
Subsidiaries and investment in affiliated company			
Forests		64,539	39,898
Industrial	10	15,832	34,830
Others		844	785
		81,215	75,513
Total consolidated		100,909	104,297

11.01 - NOTES TO THE FINANCIAL INFORMATION

Amortization in 2001 and 2000 was allocated as follows:

	Parent company and consolidated	
	2001	2000
Industrial and forestry costs	6,148	11,763
Operating expenses	2,942	3,420
Parent company	9,090	15,183
Industrial costs	969	957
Operating expenses of subsidiaries	1	4
Consolidated	10,060	16,144

12 Loans and financing

	Annual interest rate %	Parent Company 2001	Parent Company 2000	Consolidated 2001	Consolidated 2000
Local currency					
Loans indexed to TJLP	7.8 to 11	436,759	208,541	508,211	266,291
Loans indexed to "basket of currencies"	11.35 to 11.65	112,631	763	118,750	9,470
Foreign currency (US dollars)					
Loans linked to securitization of export receivables	7.98			30,679	79,649
Euronotes/Eurobonds	9 and 10.375	650,902	548,515	290,485	244,791
Advances on export contract / Prepayment	2.4 to 6.71	536,840	243,251	536,840	243,251
Exchange advances delivered (ACE's)	3.32 to 5.8			174,976	68,613
Other loans / financing	2.19 to 7.08	158,252	188,323	448,108	226,012
		1,895,384	1,189,393	2,108,049	1,138,077
Current portion (including accrued interest)		(558,200)	(404,393)	(770,450)	(532,298)
Long-term maturities		1,337,184	785,000	1,337,599	605,779
2002			353,903		397,446
2003		739,210	380,539	420,822	112,736
2004		260,714	30,325	515,148	51,868
2005		80,379	9,360	96,605	17,466
2006 to 2009		256,881	10,873	305,024	26,263
		1,337,184	785,000	1,337,599	605,779

In January 1994, the Company issued US$ 120 million unsecured 10.375% Euronotes in the international financial markets, maturing in 2002.

In 1995, Aracruz Trading S.A. made private placements on the international market of trust certificates in credits linked to an Export Receivables Securitization Program, guaranteed by Aracruz Celulose S.A., in the total value of US$ 200 million. In August 1995, Aracruz Trading S.A. used the resources originating from of this program to acquire the full amount of an issue of US$ 150 million in unsecured notes, with interest of 9% p.a. and maturity in August 2003, issued by its parent company Aracruz Celulose S.A; accordingly these amounts have been offset against each other in the consolidated financial statements. At December 31, 2001, US$ 13.2 million (2000 - US$ 35.5 million) remain outstanding due through June 2002, with annual interest of 7.98%.

At December 31, 2000, Aracruz Celulose S.A. (parent company) had outstanding loans in the amount of R$ 620,033 (2000 - R$ 209,304), mainly with its stockholder BNDES - National Bank for Economic and Social Development, under FINEM and IES, subject to annual interest rates ranging from 7.8% and 11.65% to be amortized in the period from 2001 to 2009.

Between February and June 2001, Aracruz Celulose S.A. obtained export receivables bank financing in the amount US$ 180 million, with annual interest rates ranging from 3.5213% to 6.71%, to be amortized between May 2003 and April 2004.

In June 2001, Aracruz Celulose S.A. obtained a line of credit from BNDES in the total amount of approximately R$ 666,300 in the form of Corporate Financing - FINEM, to be repaid from 2003 to 2009. Of this amount,some R$ 417,800 were made available, subject to annual interest rates varying between 7.8% and 11.65%. Additionally, Aracruz Trading S.A. obtained a long-term financing, guaranteed by future exports of Aracruz Celulose S.A., in the amount of US$ 100 million, with annual interest rates of 3.5% and maturity between May and June 2004.

The financing obtained from BNDES is mortgaged, at varying levels, on the industrial unit, lands and forests, and guaranteed by the statutory lien on financed machinery and equipment.

At December 31, 2001, Aracruz Celulose S.A. holds in treasury 180,000 debentures, with a unit value of R$ 1,655.08 (2000 - R$ 1,525.43), issued in 1982 and 1990 and repurchased in 1992.

13 Financial Instruments (CVM Instruction N° 235/95)

(a) Risk management

The Company operates internationally and is exposed to market risks from changes in foreign exchange rates and interest rates. As the loans raised by the Company are denominated principally in US dollars, management opted to invest all of its financial resources in securities indexed to US dollars in order to minimize exposure to the risk of devaluation of the Brazilian currency (see note 3 and 4). Derivative financial instruments are also used to reduce exchange risk, although the Company does not issue financial instruments for trading purposes.

(b) Market value

The estimated market values were determined using available market information and other appropriate valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of amounts that the Company could realize in the market. The use of different market assumptions and / or estimation methodologies may have a material effect on the estimated market value amounts.

The estimated market values of the Company's financial instruments at December 31, 2001 can be summarized as follows:

FINANCIAL INSTRUMENTS	PARENT COMPANY		CONSOLIDATED	
	ACCOUNTIN G	MARKET	ACCOUNTING	MARKET
Assets				
Cash and cash equivalents	226	226	18,252	18,25
Marketable securities	1,051	1,051	42,094	42,09
Debt securities	940,906	940,906	940,906	940,90
Liabilities				
Short and long-term financing (interests included) (*)	2,070,360	2,070,360	2,108,049	2,108,04

(*) The parent Company's figures include Export Contract Advances in the amount of R$ 174,976, which reduce the "Accounts receivable – Pulp" balance.
Market values of financial assets and short and long-term financing were determined by using current interest rates for operations with similar conditions and maturities.

(c) Financial derivatives

At December 31, 2000, the values of financial derivatives contracted to reduce exchange and interest risks forward foreign-exchange contracts totaling an equivalent of US$ 13.1 million (R$ 30.3 million) maturing in February, March and April 2002; the net result for the year ended December 31, 2001 represents a loss of US$ 50 thousand (R$ 112 thousand).

14 Stockholders' equity

(a) Capital and reserves

At December 31, 2001 and 2000, the Company had authorized capital of R$ 2,450,000 and subscribed and paid-up capital of R$ 1,854,507, represented by 1,077,920 thousand registered shares, with no par value, comprising 455,391 thousand common shares, 40,930 thousand Class A preference shares and 581,599 thousand Class B preference shares. The Class A stock may be converted to Class B stock at any time.

On December 31, 2001 and 2000, the Company had 483 thousand ordinary shares, 36 thousand Class A preferred shares and 45,330 thousand Class B preferred shares in treasury stock.

The market value of the ordinary shares and Class A and Class B preferred shares Aracruz Celulose S.A., based on the last share price prior to the closing date were R$ 3.09, R$ 3.91 e R$ 4.20 per share, respectively.

In accordance with the Company By-laws, preference shares do not have voting rights, but have priority on return of capital in the event of liquidation of the Company. Class A preference shares are assured of a minimum annual dividend proportionate to 6% of their share of capital. Class B preference shares are entitled to a dividend equivalent to that paid on the common shares, but without priority. However, in order to comply with Law 9457 of May 5, 1997, management has proposed to pay Class B preference shareholders, as from 1997, a dividend 10% greater than that paid to the common shares.

The unrealized income reserve, arising from credit balances of price-level restatement of nonmonetary items, is transferred to retained earnings proportionally to the realization of the permanent assets.

(b) Dividends

The Company's By-laws assure stockholders a minimum annual dividend equivalent to 25% of the parent Company's net income, adjusted by any increases or decreases in the reserves, as defined by corporate legislation.

Based on the net income for the year ended December 31, 2001, management proposes the payment of dividends amounting to R$ 180,000 thousand, equivalent to R$ 181.69 per lot of one-thousand Class A and B preferred shares and R$ 165.17 per lot of one-thousand common shares. The basis for calculation of the dividends is as follows:

	2001	2000
Net income for the year - parent Company	199,440	452,858
Realization of reserves - unrealized income		9,064
Prior year adjustment	(9,972)	(22,643)
Adjusted net income	189,468	439,279
Proposed dividends		
Dividends due to Class A preferred shares (equivalent to R$ 181.69 (2000 - R$ 138.16) per thousand shares)	7,348	5,650
Dividends due to Class B preferred shares (equivalent to R$ 181.69 (2000 - R$ 138.16) per thousand shares)	97,515	74,091
Dividends due to common shares (equivalent to R$ 165.17 (2000 - R$ 1,251.60 per thousand shares)	75,137	57,137
	180,000	136,878

15 Employee post-retirement benefit plans

ARUS-Fundação Aracruz de Seguridade Social is private pension institution operating in the form of a multisponsored fund as a non-profit entity.

In September 1998, ARUS implemented a new benefit plan, ARUS Retirement Plan, based on defined contributions and which replaces the previous plan.

The contributions made by the parent company, equivalent to 4.66% of the payroll, totaled R$ 2,302 in 2001 (2000 - R$ 2,090), consolidated R$ 2,410 (2000 - R$ 2,187). The contributions made by the employees and management in the same period amounted to R$ 1,993 (2000 - R$ 1,613), consolidated R$ 2,049 (2000 - R$ 1,656).

ARUS, as most Brazilian private pension institutions, had legally disputed its right to tax exemption. Following the decision by the Supreme Court, contrary to the institutions, Provisional Measure No. 2222/2001 was introduced, which, among other regulations, established an alternative taxation regime for the income tax on accrued earnings. This measure also enabled the settlement of contingent liabilities with no fines or arrears interest.

ARUS opted to settle its existing contingent liabilities, and as part of these liabilities were to be borne by Aracruz Celulose S.A., according to the opinion of independent actuaries, the Company established a provision of R$ 5,689 to be used in January 2002.

16 Insurance coverage

In view of the nature of its activities, the Company has adopted the policy of contracting insurance coverage to meet its requirements, taking into account the classic differences in risks (manufacturing plant, forests and port). Based on systematic risk analyses, together with modern insurance techniques, the Company purchases insurance coverage in accordance with the maximum possible loss concept, which corresponds to the maximum amount subject to destruction in a single event.

At December 31, 2001, the Company's assets were insured against loss for a total amount of R$ 1,934,691 (2000 - R$ 1,459,758) (maximum indemnity per loss event).

17 Contingencies

The Company's accounting records and operations are subject to assessments by the fiscal authorities and to possible notifications for additional payments of taxes and contributions, for varying prescriptive periods, in accordance with applicable legislation.

(a) Labor claims

The most significant labor claims are in respect of inflation indexes. The outcome of these proceedings has, generally, been favorable to the Company, since the superior labor court has not recognized the existence of acquired rights relating to these indexes.

In a suit claiming additional compensation for alleged hazardous conditions at the plant, the Labor Court of the municipality of Aracruz has partially agreed to the claims of the employees, as represented by their Union. The Company has appealed to the Superior Labor Court.

At December 31, 2001, the Company maintained provisions in the approximate amounts of R$ 2,900 (unhealthy and dangerous work conditions) and R$ 9,700 (other suits), to cover possible unfavorable decisions, as well as judicial deposits in the amount of R$ 9,100.

With a view to closing one of the labor claims relating to unhealthy and dangerous work conditions, in December 2001, the Company reached a legal agreement with the workers' union - Sinticel whereby the Company will indemnify the plaintiffs with R$ 15,450, expected to be paid in January 2002. With the approval of the agreement, the portion of the provision corresponding to the value to be paid was transferred to current liabilities, and the remaining balance, in the amount of R$ 7,761, was reversed, generating a positive impact on the Company's result, in the item "Other operating expenses".

(b) National Institute of Social Security - INSS

In March 1997, the Company received INSS assessments relating principally to accommodation allowances. The inspectors took the view that symbolic rentals are charged with the objective of reducing salary costs, thus constituting indirect salary benefits (remuneration in kind) and, consequently, underpayment of tax on the salaries in kind. The company has filed a defense requesting the cancellation of these assessments.

At December 31, 2001 , the Company's judicial deposits amounted to approximately R$ 16,200; however, based on the advice of its legal counsel, indicating the possibility of a favorable judgment in this case, no provision has been established for unfavorable decisions.

(c) Land demarcation

The Company was involved in an administrative dispute concerning the enlargement of Indian reserves on Company land. In the first semester of 1998, the "Terms of Conduct Agreement" was signed, in the form and for the effects of the contents of paragraph 6 of Article 5 of Law No. 7347/85, in which the Indian communities recognized as legitimate the Rulings from the Ministry of Justice Nos. 193, 194 and 195, all of March 6, 1998, which established the enlargement of their reserves by 2,571 hectares of land belonging to the Company, with the Company also committing to give financial assistance to the Indians in social, agricultural, educational, housing and health projects, amounting to approximately R$ 13.5 million, restated monthly based on the variation of the IGPM or IPC, or their substitutes, the larger prevailing. The total of this financial assistance should be paid out over a period of 20 years, conditioned on the compliance to certain clauses and conditions which stipulate the following principal obligations to the Indian Communities.

Should the Indigenous Communities default on their obligations, after being duly notified by MPF, the Company will be free from the obligations imposed by the "Terms of Conduct Agreement".

At December 31, 2001, the Company had donated approximately R$ 3,376 (during 2001 - R$ 0.8 million) to the Associations of the Indigenous Communities, in accordance with the "Terms of Conduct Agreement".

(d) Pis / Cofins

The Company disagrees with the legitimacy of the debt and filed an injunction against the changes in the basis for calculation of PIS and COFINS as well as the majority of COFINS rate. A preliminary injunction was favorable to the Company on April 5, 1999. The total provision accounted for is of R$ 88,400 (2000 - R$ 52,700, after considering the adjustment for the change in SELIC.

(e) Income tax and social contribution related to the Plano Verão

In December 1994, the Company petitioned the Tribunal Regional Federal da 2ª região (the "Tribunal") to include in the determination of income tax and social contribution the IPC difference in January 1989 of 70.28%. The Tribunal subsequently accepted the use of 42.72%. Beginning in the third quarter of 2000 with the substantial utilization of the Company's net operating losses in Brazil, the Company began remitting income tax using the 42.72% deduction and has included a provision for contingencies of R$ 46,400.

(f) ICMS

Upon conclusion of the ICMS inspection process carried out by the fiscal authorities of Espírito Santo State, the Company received tax assessments in the amount of R$ 68.3 million (Espírito Santo) and R$ 16.8 million (Bahia). Additionally, of the accumulated ICMS credit balance with Espírito Santo State amounting to R$ 85.9 million at May 31, 2001, R$ 63.7 million were approved. The remaining amount of R$ 22.2 million was considered undue.

Legal opinions expressed by renowned law firms specializing in tax legislation favor a successful outcome of this dispute and the Company, therefore, considers that the tax assessment notices will be cancelled. The establishment of a provision for losses is unnecessary in view of the highly probable successful outcome of this dispute.

(g) Other

The Company maintains, based on its legal counsel's opinion, a provision for fiscal contingencies in the total amount of R$ 15,600. For those and other contingencies, the Company maintained judicial deposit approximately in the amount of R$ 10,600.

18 Commitments

In connection with the sale of the electrochemical plant (see Note 2), the Company and CanadianOxy Chemicals Holding Ltd. (CXY) entered into a long-term contract for chemical products supply. The contract includes clauses of performance incentives such as sharing of productivity gains, preference prices and "take-or-pay", by which the Company is committed to acquire from the electrochemical plant purchased by CXY a volume of chemical products conservatively projected for the next 6 years. Volumes purchased by the Company in addition to the minimum agreed for a given year may be compensated with lower volumes acquired in subsequent years. For the take-or-pay quantities, the Company will pay unit prices which equal cost plus margin as determined in the contract.

* * *

Supplemental Information

1 Statement of cash flows

	Parent Company		Consolidated	
	2001	2000	2001	2000
Operating activities				
Net income for the year	199,440	452,858	210,574	454,608
Adjustments to reconcile net income for the year with cash flow provided by operating activities				
Depreciation, amortization and depletion	214,360	225,486	217,451	228,449
Equity in the results of subsidiaries	(156,039)	(171,022)		
Income tax and social contribution	414	75,191	5,670	66,104
Exchange and monetary variations	208,669	85,509	245,671	67,512
Provision for adjustments to market value of debt securities		(1,838)		(1,838)
Provision for contingencies, net	46,326	71,016	46,895	71,070
Provision for losses in tax credits	24,953		24,953	
Residual value of property, plant and equipment disposed of	16,673	5,952	16,673	4,794
Decrease (increase) in assets				
Debt securities	(112,702)	(86,511)	(112,702)	(91,825)
Accounts receivable	(116,031)	76,621	(50,535)	(23,625)
Inventories	20,023	(17,096)	(1,705)	(28,286)
Taxes recoverable	(93,891)	(4,065)	(93,907)	(3,732)
Others	8,930	(2,840)	13,784	(1,956)
Increase in liabilities				
Suppliers	73,903	14,796	76,153	18,798
Loans from related parties (includes interests)	254,989	(103,484)		
Interests on loans and financing	19,030	(11,897)	17,948	(13,972)
Social contribution	45,549	11,723	45,552	11,380
Provisions for litigation and contingency	(17,678)	(2,307)	(17,677)	(2,307)
Others	4,040	8,630	4,165	7,429
Cash provided by operating activities	640,958	626,722	648,963	762,603

11.01 - NOTES TO THE FINANCIAL INFORMATION

	Parent Company		Consolidated	
	2001	2000	2001	2000
Investing activities				
Debt securities	(196,548)	(191,302)	(196,548)	(185,988)
Additions to permanent assets				
Investments in subsidiaries	(33,801)	(225,730)	(13,000)	(186,816)
Fixed assets	(963,936)	(214,992)	(995,776)	(219,097)
Deferred charges		(2,010)	(6,582)	(3,780)
Effect on cash originating the:				
Incorporation of subsidiaries		103,474		
Capital reduction in subsidiary	197,283			
Proceeds received from sale of equipment	930		930	1,207
Cash provided by (used in) investing activities	(996,072)	(530,560)	(1,210,976)	(594,474)
Financing activities				
Loans and financing				
Additions	1,513,967	939,438	2,025,778	1,000,375
Repayments	(1,021,459)	(1,312,593)	(1,311,950)	(1,539,005)
Retentions on financing				4,595
Treasury stock acquired		(44,230)		(44,230)
Cash dividends	(136,666)	(103,890)	(136,666)	(103,890)
Cash provided by (used in) financing activities	355,842	(521,275)	577,162	(682,155)
Increase in cash and cash equivalents	728	(425,113)	15,149	(514,026)
Cash and cash equivalents, beginning of year	549	425,662	45,197	559,223
Cash and cash equivalents, end of year	1,277	549	60,346	45,197

(*) The statements of cash flow are being presented to complement the financial statements and footnotes that present the financial position, the result of the operations, the changes in stockholders'equity and changes in financial position of the Company during the year. All of the information presented is derived from the accounting records of the Company and certain information contained in the financial statements has been reclassified to conform with this presentation.

11.01 - NOTES TO THE FINANCIAL INFORMATION

2 **Statement of value added**

	Parent Company		Consolidated	
	2001	2000	2001	2000
Income	1,171,677	1,292,329	1,342,975	1,440,023
Consumables acquired from third parties	(543,538)	(401,107)	(599,287)	(436,777)
Gross value added	628,139	891,222	743,688	1,003,246
Retentions				
Depreciation, amortization and depletion	(214,360)	(225,486)	(217,451)	(228,449)
Net value added generated by the Company	413,779	665,736	526,237	774,797
Received in transfers				
Financial income - including monetary and exchange variations	261,469	177,135	313,564	204,794
Equity in results of subsidiary companies	156,039	171,022		
	417,508	348,157	313,564	204,794
Available value for distribution	831,287	1,013,893	839,801	979,591
Distribution of value added				
Government and community				
Taxes and contributions	137,777	193,653	145,527	189,265
Support, sponsorship and donations	5,308	8,244	5,309	7,474
	143,085	201,897	150,836	196,739
Employees	93,969	86,233	105,195	95,122
Interest on third parties' capital				
Financial expenses	404,581	272,905	382,985	233,123
Capitalized interest	(9,789)		(9,789)	
	394,792	272,905	373,196	233,123
Interest on own capital	180,000	151,461	180,000	151,461
Income withheld	19,441	301,397	30,574	303,146
Total distributed and withheld	831,287	1,013,893	839,801	979,591

* * *